Atos Origin
WORLDWIDE IT PARTNER

06010157

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

December 31, 2005

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since September 2005, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
Declarations of share transfer made by Board members	Made public on 23 November and 13 December 2005

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Avantix™ Mobile confirmed Number One Mobile Ticketing Solution for UK Rail Industry (3 October 2005)
- Torino 2006 Olympic Winter Games : Main Technology Center Ready and Fully Operational (5 October 2005)
- Atos Origin announces Intended Collaboration with SAP AG (10 October 2005)
- Atos Origin Taps Managed Objects for New Service Offering (11 October 2005)
- Akzo Nobel Car refinishes outsources global ICT infrastructure and support to Atos Origin (13 October 2005)
- Atos Origin launches Next Generation Desktop in Italy, jointly with Microsoft and Intel (14 October 2005)
- Atos Origin supports UK's Sporting Hopes for 2012 Olympic Games (14 October 2005)
- Atos Origin Axapta Automotive solution certified by Microsoft (17 October 2005)
- Atos Origin successfully implements crisis plans for Houston-Area IT systems during hurricane Rita (17 October 2005)
- Atos Origin and Tango Telecom selected by Turkcell for the deployment of a new data charging solution (17 October 2005)
- More companies pursuing cost leadership strategy and not simply cost cutting reveals Atos Consulting (18 October 2005)

- Manchester Piccadilly NHS Walk-In Centre to be managed by Atos Origin (18 October 2005)
- Bristish Energy selects Atos Origin to deliver replacement Data Processing System for the Dungeness B Nuclear Power Plant (20 October 2005)
- Atos Origin awarded network and server hosting solution contract by Horizon Lines (24 October 2005)
- New Management Team at Atos Origin in Germany and Central Europe (27 October 2005)
- Atos Origin signs a five year Outsourcing contract with Società Italiana per Condotte d'Acqua S.p.a. (3 November 2005)
- Atos Origin has been selected by Societe Generale for the deployment of its mobile phone credit top-up service (3 November 2005)
- Atos Origin showcases its innovative card and identification solutions at Cartes 2005 Exhibition in paris (7 November 2005)
- Torino 2006 Olympic Winter Games : First phase of Technical Rehearsals Completed Successfully (7 November 2005)
- Atos Origin's Derek Wart appointed Chairman of the Intellect Private Sector Council (10 November 2005)
- EUROCIS to upgrade and manage the Military's Command Information System in Metropolitan France (10 November 2005)
- Atos Origin showcases its automotive solutions at Odette Conference 17-18 November 2005 in Paris – Le CNIT La Défense (10 November 2005)
- **Atos Origin Third Quarter Revenues for 2005 (10 November 2005)**
- Ahold enters major IT outsourcing initiatives (14 November 2005)
- Product Innovation and Product Lifecycle Management (PLM) Key to Profitable Growth, Reveals Aberdeen Group and Atos Consulting (16 November 2005)
- Atos Origin and CWI sign 20 million euro contract for management of office automation (16 November 2005)
- Atos Origin presents its solutions for the "electronic health card" at MEDICA 2005 in Düsseldorf (16 November 2005)
- Atos Origin receives GlobalStar Award from Open Text for global ECM implementation (17 November 2005)
- 1000-Day Countdown to Beijing 2008 Olympic Games : Atos Origin on Schedule to Deliver the Games (18 November 2005)
- Atos Origin and SAND Technology Announce Cooperation (21 November 2005)
- Atos Origin Starts Roll-Out of ePharmacy Service across Scotland (23 November 2005)
- Fundacio Forum Ambiental and Atos Origin produce the first edition of a Report on Information Technology applied to the Industrial Waste Management Sector in Spain (23 November 2005)

- Atos Origin completed its unique portal-based IT solution for World Summit on the Information Society (28 November 2005)
- Atos Origin Netherlands joins the WishUmobile steering Committee (29 November 2005)
- Atos Origin launches Next Generation Desktop (30 November 2005)
- Atos Origin and MasterCard : Partners in purchasing card transaction management (1 December 2005)
- Atos Origin delivers secure Accreditation System for the Torino 2006 Olympic Winter Games (5 December 2005)
- Regulatory Burden Prevents CFOs Increasing Strategic Value : Atos consulting survey indicates that the regulatory burden, even in the areas of corporate governance and risk reduction, is not helping seven out of eight European CFOs increase the strategic value that they add to their companies (5 December 2005)
- Atos Origin processes cash payments in the first EMV-certified cash dispensers in Germany (5 December 2005)
- Vmobile Nigeria turns to Atos Origin and airwide solutions to launch interactive services (8 December 2005)
- Atos origin and BASE sign IT outsourcing agreement (12 December 2005)
- Vodafone Spain selected Atos Origin to implement a Virtual Private Network based on jNetX Technology (12 December 2005)
- Hosted MVNO Services launched by CDRator and Atos Origin (16 December 2005)
- Atos Origin enables Real-Time Communication (19 December 2005)
- Total E&P Awards Atos Origin Applications Maintenance Contract for Seismic Software (19 December 2005)
- Atos Origin chosen by Carte Bleue to run its prepaid gift card platform (20 December 2005)
- Atos Origin and Gasunie Trade & Supply sign 11 million euro IT outsourcing contract (20 December 2005)
- Torino 2006 Olympic Winter Games Final Gate successfully passed by Atos Origin (21 December 2005)

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

ok fr

Atos Origin

PRESS RELEASE

AVANTIX™ Mobile Confirmed Number One Mobile Ticketing Solution for UK Rail Industry

London, 3 October 2005 *- Atos Origin, a leading IT services company, today announced that following significant recent sales, AVANTIX™ Mobile, the company's next generation mobile ticketing solution, is now the number one mobile ticketing solution for the UK rail industry, with over 80% of the market share.*

AVANTIX Mobile, developed by Atos Origin, provides quick and easy ticketing on the move for tickets from anywhere to anywhere, as well as providing train staff with fast, easy access to up-to-date fare and timetable information.

To ensure that customers get long-term benefit from their investment, Atos Origin has a committed development programme for AVANTIX Mobile. Recent upgrades include the incorporation of a faster, more robust PDA, a Bluetooth interface to handle Chip & PIN transactions, a built-in printer for the issuance of credit card receipts and travel itinerary information.

"Mobile technology is evolving at a rapid rate and with technologies like AVANTIX Mobile, the rail industry is beginning to realise some of the benefits in terms of improved information to train and station staff, resulting in better customer service and more cross-selling opportunities for the industry," said Simon Garner, vice president for Transport, Atos Origin. "This is only the beginning. Mobile technology offers potential for generating new revenue streams such as selling in public venues, tickets with reserved seating, real time train running information and real-time links to web sites so that tickets booked on the web can be issued on the train."

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin
WORLDWIDE IT PARTNER

PRESS RELEASE

Torino 2006 Olympic Winter Games: Main Technology Center Ready and Fully Operational

Paris, 5 October 2005 - *Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced that the Main Technology Center is fully operational and ready less than 150 days before the 2006 Olympic and Paralympic Winter Games in Torino. All major technology tests have already been completed, though intensive testing will continue until the beginning of the Olympic Games on 10 February 2006.*

During the Olympic Winter Games, the IT team, managed by Atos Origin, will monitor the IT infrastructure and systems across all 28 competition and non-competition venues from the MTC for the Olympic Games 24 hours a day, seven days a week.

One of its primary responsibilities is to ensure that the results and athlete information is accurate and transmitted instantly to the 10,000 media representatives in Torino, the Torino2006 official website and the world news press agencies, as well as to the several billion TV viewers worldwide. The team will also provide IT support to the technology teams located at the Olympic venues in Torino and in the mountains.

Located in the main TOROC (Torino 2006 Organising Committee) headquarters building, the MTC will be the 'mission control' for the IT systems during the Olympic Games. The Main Technology Center covers 570 square meters and will house 153 positions (102 for IT and 51 for Telecom). The team in the MTC will continually be kept informed of vital information, such as:

- sporting schedules
- digital map of the Torino and mountains area indicating which venues are currently in use, and what technology is being deployed
- Technology faults alerts
- TV feed from all sport venues, helping monitor results broadcasting

The 250-strong IT team based in the MTC managed by Atos Origin, comprises a wide range of skilled staff that include sport experts, security specialists, integration engineers, developers, data bases administrators (Oracle and SQL), as well as systems architects.

"At Games' time, the Main Technology Center is the heart of the IT operations, " said Claude Philipps, Atos Origin Olympic Winter Games Program Director. "It is from here that all the systems are run, the IT security monitored and results disseminated to the media worldwide. We will continue testing all the systems, as well as the processes and our people, right up until the start of the Games."

Enrico Frascari, Technology General Manager for TOROC, commented: *"With the opening of the MTC, it is another significant technology milestone achieved. It is indeed from this key technology place, that the IT team based and managed by Atos Origin will provide vital support to the rest of the strong IT team to ensure that the IT systems are in place and operational to successfully support the Olympic Games. "*

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, Atos Origin, as the lead systems integrator, is managing a consortium of more than 10 technology partners and suppliers.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

PRESS RELEASE

Atos Origin Announces Intended Collaboration with SAP AG

Companies to Reduce Client TCO and Improve Time to Market For Companies in the Oil & Gas Industry

Paris, 10 October 2005 - *Atos Worldline, an Atos Origin Company, today announced its intended collaboration with SAP AG in the field of service station and card management in the Oil & Gas downstream market. The companies' intent is to work together to deliver an integrated solution built upon their current own solutions, such as mySAP™ ERP Financials, SAP® for Oil & Gas (SAP O&G), including SAP Service Station Retailing, and Atos Worldline Card/1 suite for fuel card back office management, Worldine pay and Softpos for acquisition process and fraud management from the point of sales to the Retail and Marketing headquarters.*

"Oil Companies today are experiencing ever-increasing costs and complexity in the management of their Service Station networks," said Dominique Illien, Atos Origin Management Board Member. *"In particular, the handling of payment cards and fuel card programs has become a costly drain on the business. This combined effort of Atos Origin and SAP has the objective to reduce client TCO and improve time to market by leveraging existing investments in solutions from both companies."*

In order to reduce client's TCO, both companies plan to focus on a fully standardized integration of their solutions covering the whole range of business requirements in the area of Service Stations and Card Management, including the following:

- Transaction polling from Point-of-Sales
- Payment tracking and verification
- Card transaction authorization & fraud management
- Central fuel stock and price management
- Dealer settlement and reimbursement
- Settlement with clearing houses for bank and credit cards
- Settlement with fleet card issuers
- Fuel card management, including card creation, credit checks and black list creation, and customer billing
- Overall financial accounting of service station network

"Our customers continuously ask for a tighter integration of the fuel card business with SAP solutions", said Peter Maier, Vice President, Industry Business Unit Oil & Gas, Product and Technology Group (PTG), SAP. *"To respond to that demand with the best possible solution, we will combine the strengths of the Atos Worldline and SAP solution portfolios. The powerful combination will seamlessly integrate the fuel card processing into an end-to-end process for the service station business, and is powered by SAP NetWeaver."*
"We have a long-term relationship with SAP's Oil and Gas Industry Business unit together with an in-depth knowledge of the SAP portfolio and SAP-certified solutions. This means that we can provide a tailored service to our customers with advice and implementation by a dedicated team of experts," said Iain Boag, Senior Vice President and Global Process Industries Market Leader in Atos Origin.

The cooperation between Atos Origin and SAP aims to enable Downstream Oil & Gas companies to offer an improved time to market in order to address their clients needs. Companies are intended to have a single solution for all types of payments handled in their service station network (cash, credit and bank cards, and fleet and fuel cards). It is the objective of both companies to create a global solution, allowing Oil & Gas companies to operate over all geographies of operation. Furthermore, companies shall be able to leverage their existing investments in the mySAP ERP solution and/or Atos Worldline.

Atos Origin is an SAP Global Service and SAP Global Hosting partner, with over 4,400 consultants focused on SAP solutions.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

All other product and service names mentioned are the trademarks of their respective companies.

For more information on "SAP for Oil & Gas," please visit: www.sap.com/industries/oil-gas/index.epx

Atos Origin Press contact:
Emilie Moreau
Tél : +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Taps Managed Objects for New Service Offering

IT Consulting Giant Bundles Services with Leading-Edge BSM Software and Launches the Groundbreaking "Service Cockpit"

***MCLEAN, Va. and HOUSTON, Texas, 11 October 2005** - Managed Objects, the Business Service Management Company, announced today that the Atos Origin North America Consulting and Systems Integration division has selected Managed Objects' Business Service Management (BSM) software as the centerpiece of its landmark new professional services offering, called Service Cockpit. Service Cockpit combines the world-renowned IT and management consulting experience of Atos Origin with Managed Objects' powerful BSM technology to integrate, correlate and visualize IT service quality. Together, Atos Origin and Managed Objects will provide clients with a single command and control point to monitor, manage and measure the services IT delivers to business. An enterprise that implements Service Cockpit will gain a much deeper visual understanding of its IT systems and infrastructure, allowing it to manage that infrastructure more efficiently while dramatically reducing the total cost of ownership.*

Atos Origin, which generates more than EUR 5 billion per year, is well known for engineering and deploying leading IT solutions. The professionals in its Consulting and Systems Integration group devised Service Cockpit to simplify the management of increasingly complex IT infrastructures from a business perspective. Service Cockpit harnesses Managed Objects' extensive software integration to consolidate and correlate virtually all existing multi-vendor network, systems and application management data into a single centralized dashboard-style view that is easy to use and understand. In addition, Service Cockpit's centralized console provides complete bi-directional control of underlying IT management systems, enabling problem remediation directly from a single command and control dashboard.

"IT systems clearly have an impact on business objectives but many organizations are challenged to define and understand what that impact is," said Ron de Vries, director of ERP Technology Services for Atos Origin. "To manage IT services more effectively, companies today seek to better align their IT services with individual lines of business. Managed Objects' robust BSM technology allows Service Cockpit to support this by providing the transparency that business managers are increasingly demanding. Service Cockpit affords never-before-possible visibility into how IT services impact business in a context meaningful for business managers. Atos Origin offers the consulting and integration expertise to bring it all together."

In today's complex IT environment, identifying the root-cause of an IT outage to an e-

commerce system supported by multiple solutions and service providers can take an enormous amount of time and manual effort, and cost businesses substantial amounts of money. By contrast, Service Cockpit will provide automated and instant visibility into the source of the problem and enable business managers to discern among technology hardware, applications or process performance problems. In addition, IT managers can tap this same common access point to drill down for more detail and initiate corrective commands such as resetting a server.

Atos Origin chose to offer consulting and systems integration services for the Service Cockpit based on the Managed Objects platform because of its exceptional modeling capabilities, which allow Service Cockpit to integrate and model data from virtually any source – be it a framework, database or other existing network and systems management tool. This strength is primarily derived from Managed Objects' intuitive object-oriented model, where "objects" – servers, databases and applications – have specific properties, behaviors and relationships with other objects. By normalizing and correlating these objects, enterprises can easily develop Business Service Views which provide a comprehensive visual interface that depicts when and where IT components fail and how they affects other elements within the enterprise. In other words, the object model logically represents IT's effect on business in a way that executives without a technical background find useful.

"Reporting on the health, availability and performance of technology in a context that is meaningful to business managers has long been a complicated, if not a daunting challenge," said Lou Migliorini, vice president of Channel Sales for Managed Objects. "Couple that with the trend towards IT outsourcing and the problem seems insurmountable – yet Service Cockpit offers an easy means by which businesses can manage and measure the services IT provides. Managed Objects is thrilled to have tapped the broad reach and support of Atos Origin – a company that employs more than 46,000 employees in 40 countries."

About Managed Objects

Managed Objects is the Business Service Management Company. Business Service Management (BSM) aligns IT with the business by integrating network, system, application, end user, and business metric information into real-time business service dashboards. Through Managed Objects' BSM platform, companies effectively monitor, manage, and report on the services IT delivers to the business - services like online trading and e-commerce. Consistently acknowledged by the analyst community as best in class, Managed Objects has more BSM implementations in place than any other company. That is why AIB, Auchan, CSC, Credit Suisse, DISA, Fidelity Investments, JPMorganChase, NIH, Progress Energy, Reuters, TIAA-CREF and other global organizations rely on Managed Objects' BSM technology. For more information, visit www.managedobjects.com.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, contact:

Frank Strong
Managed Objects
703-770-7276
fstrong@managedobjects.com

Steve Capoccia
LEWIS PR
617-454-1103
stevec@lewispr.com

Rose Sparks
Atos Origin
713-513-3271
rose.sparks@atosorigin.com

Megan Perkins
Coltrin & Associates
212-221-1616
megan_perkins@coltrin.com

Atos Origin

PRESS RELEASE

Akzo Nobel Car Refinishes outsources global ICT infrastructure and support to Atos Origin

Paris, 13 October 2005 - Akzo Nobel Car Refinishes has outsourced its global ICT infrastructure and support to Atos Origin. The two companies signed a five-year contract on 1st of October covering over twenty countries worldwide.

Atos Origin takes on the responsibility for Akzo Nobel Car Refinishes' ICT infrastructure, data center, helpdesk, application management, development and support. 80 functions will join Atos Origin. Atos Origin will receive a fixed percentage of Akzo Nobel Car Refinishes' sales for its services.

"This deal will bring us best in class services for ICT infrastructure and support, at a stable and predictable cost", says Rinus Rooseboom, General Manager Akzo Nobel Car Refinishes. "We are also confident that our colleagues transferring to Atos Origin will enjoy an interesting and rewarding job with their new employer."

"The structure of this contract reflects the increasing demand from customers for risk/reward contracts", says Wilbert Kieboom, CEO for Atos Origin Northern-Europe. "Our innovative ICT services and cost-reduction measures will enable Akzo Nobel Car Refinishes to achieve a higher level of performance and meet the agreed targets, so that both parties benefit in the long-term. That is true partnership, going beyond mere ICT services provision."

The outsourcing contract covers among others the following countries: Netherlands, Belgium, Germany, France, UK, Spain, US, Singapore, China, India, Indonesia, and Brazil.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About Akzo Nobel

Akzo Nobel, based in the Netherlands, serves customers throughout the world with healthcare products, coatings and chemicals. Consolidated revenues for 2004 totalled EUR 12.9 billion. The Company currently employs some 62,000 people in more than 80 countries. The financial results for the third quarter will be published on October 19, 2005.

Akzo Nobel Car Refinishes, a business unit of Akzo Nobel, supplies paint, services and software for car repair, commercial vehicle and automotive markets. The main brands include Sikkens® and Lesonal® in car repair, and Sikkens Autocoat® BT in commercial vehicles. Automotive plastic interior and exterior components customers are also served under Akzo Nobel Car Refinishes. Internet: www.cr.akzonobel.com

For more information please contact:

Akzo Nobel
John Burger
John.burger@akzonobel.com
+31 71 308 3200

Atos Origin
Marianne Hewlett
marianne.hewlett@atosorigin.com
+ 31 30 299 5006

José de Vries
Jose.devries@atosorigin.com
+ 33 1 55 91 24 53

PRESS RELEASE

Atos Origin Launches Next Generation Desktop in Italy, jointly with Microsoft and Intel

Milan, 14 October 2005 - *Atos Origin, a leading international information technology services provider, launches in close partnership with Intel and Microsoft, its Next Generation Desktop (NGDT) solution in Italy. NGDT provides embedded innovation, a reduction in the total cost of ownership (TCO), transparent pricing, flexibility, migration, operation and innovation services.*

Today's business trends show a need for an increase in user-friendly and flexible solutions that enable direct access to company data, especially among mobile workers. In order to answer these needs, Atos Origin has developed the global Next Generation Desktop solution together with Intel and Microsoft, based on its experience in deployment, management and operation services for distributed environments.

Next Generation Desktop is Atos Origin's Award Winning global solution for the workplace environment (including mobile solutions such as laptops and PDA, Desktops, Tablet-PC, SmartPhones and Multifunctional Printers). Based on a strong vision and seamless architecture, NGDT provides secure, flexible and portable working systems to professionals, which offer the end-user easy access to their company's systems and information, thus allowing them to work anywhere, at any time.

NGDT users can easily perform a number of administrative functions such as password reset, software provisioning, access rights definition through a simple yet powerful web based system. The authorization levels for each category of users are customized to match the client's security as well as regulatory policies. The allocation of resources to support core business' activities becomes flexible, can be delegated and does not require specialized support, thus reducing cost and execution time.

Next Generation Desktop consists of several modular services, such as heterogeneous device support (Desktop, Laptop, Tablet PC and thin client), Self Service Support Portal, VoIP (Voice-over-IP) and Multifunctional Printing. These services are all seamlessly integrated, providing a total solution for the workplace environment.

Atos Origin is one of the first leading IT-services companies to integrate Intel® AMT (Intel Active Management Technology) in its desktop offering. This Intel technology offers innovative functionality which allows Atos Origin to provide remote troubleshooting, remote

asset tracking, deploy patches and repair of infected systems at any time regardless of the OS or system state, which significantly improves the quality of desktop management. Through Intel AMT, Atos Origin will offer next to zero customer downtime.

Atos Origin's Next Generation Desktop solution is deployed worldwide with clients in the public sector, telecommunication, discrete manufacturing, processing industries and finance market.

"Desktop services are rarely company's core business, however direct access to relevant data is critical for the business. Atos Origin's NGDT solution, with its array of innovative functionalities and broad client device support, is the first technology platform in Italy allowing for "ubiquitous computing" by leveraging the latest Microsoft and Intel technologies. NGDT provides a clear vision, a well defined technology roadmap and guaranteed savings", commented Raoul Volpe, Domain and Portfolio Manager for Atos Origin in Italy.

During the Microsoft Worldwide Partner Conference, held in Minneapolis last July, the Next Generation Desktop global solution has been awarded as best solution in the "Information Worker Competency" category, thanks to its ability in helping customers to grow up their market opportunities and improve customers services. In addition, the award also underlines Microsoft and Atos Origin common engagement in developing new solutions based on NGDT.

Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Microsoft

Founded in 1975, Microsoft (NASDAQ:MSFT) is the worldwide leader in software, internet services and technologies for personal and professional computer use. It offers a wide range of products and services designed to optimise the user experience through outstanding software – any time, anywhere and on any kind of equipment. For further information see www.microsoft.com/italy/ or infoita@microsoft.com

Atos Origin Press contacts

Marco Maccarini
Tel. +39 0125 810218
marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Supports UK's Sporting Hopes for 2012 Olympic Games

***London, 14 October 2005** - Atos Origin, the worldwide IT partner for the Olympic Games and leading IT services company, has committed to providing long term financial support to young sporting talent in the UK, in the run up to the London 2012 Olympic Games.*

The company's Champions and Challengers' Bursary Scheme will begin in 2005 and run for the seven years up to the 2012 Olympic Games. Working with the British Olympic Association (BOA), Atos Origin has selected seven 'Olympic Champions', who, in turn, have each appointed a young Challenger, who they feel are particularly deserving of backing in their sport, to participate in the scheme:

	Olympic Champion	Challenger
Athletics	**Linford Christie:** Silver (1988), Gold (1992)	**Harry Aikines Aryeetey** (16) Gold at 2005 World Youth Championships
Cycling	**Jason Queally:** Gold and Silver (2000)	**Andy Tennant** (18) 2005 World Junior Individual Pursuit Champion
Modern Pentathlon	**Georgina Harland:** Bronze (2004)	**Nick Woodbridge** (19) 2004 World Youth Champion
Paralympic Athletics	**Danny Crates:** Gold (2004), Bronze (2000)	**Samuel Scott** (14) Gold at IWAS World Championships (Discus and Javelin)
Sailing	**Shirley Robertson:** Gold (2000) Gold (2004)	**Charlotte Dobson** (19) 2004 European Youth Championship
Skiing	**Konrad Bartelski:** 12th (1980)	**Jan-Michael Kochalski** (19) 2004 Super G FIS Ranking - 448
Swimming	**Steve Parry:** Bronze (2004)	**Francesca Halsall** (15) Gold at 2005 European Junior Championships

The Challenger will receive bursary each year for the next seven years. The funds will be made available upon request by the athletes for specific activity such as coaching, equipment, medical services or to attend training and preparation at one of the BOA's dedicated training centres.

"The British Olympic Association is delighted to be working alongside Atos Origin, one of its committed sponsors, on this initiative to support talented youth athletes who are the future of Team GB," said Simon Clegg, chief executive of the British Olympic Association.

"The Champions and Challengers Scheme is a way for Atos Origin, its partners and customers to support the sporting talent of the future, and help Team GB build on its success at the ATHENS 2004 Olympic Games," said Xavier Flinois, the member of the Atos Origin management board responsible for the UK, the Americas Asia Pacific and the Olympic Games programme. "It is an honour to work with customers, partners and Olympians to help the next generation of sporting talent."



The bursary scheme forms one strand of Atos Origin UK's Community Relations programme. Other aspects of the programme include volunteering, payroll giving, charitable donations, sponsorships and a programme of events to further our work as a responsible corporation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin

For more information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

PRESS RELEASE

Atos Origin Axapta Automotive solution certified by Microsoft

***Stuttgart/Munich, 17 October 2005** - Atos Origin, a leading international information technology services provider, has been granted certification for its industry solution "Atos Origin Axapta Automotive". As an innovative component of the Atos Origin "Automotive offerings" range, this solution adds all the key processes and functionalities of the automotive supplier industry to the Microsoft Axapta business solution.*

With its certified industry solution "Atos Origin Axapta Automotive", Atos Origin enables companies in the automotive sector to fulfil their automotive supplier requirements both uniformly and cost-effectively, thanks to smooth integration alongside direct and integrated further processing, not to mention all of the advantages of "collaborative business" with Microsoft Axapta. The barriers of internal business processes within the automotive supplier sector are effectively broken down. Customers, suppliers and business partners are directly integrated into the business processes, no matter what their location or size.

"The German automotive supplier industry needs tailored software solutions," says Peter Ruchatz, Director of Microsoft Business Solutions at Microsoft Deutschland GmbH. "Suppliers implemented, too often in the past, solutions designed for automotive manufacturers - with the result that SMEs were squeezed into a kind of software "corset" which had been originally tailored for large companies. Atos Origin's Axapta solution gives larger medium-sized suppliers the opportunity to use software."

The Atos Origin Axapta Automotive Solution has been certified for Microsoft Axapta 3.0 as a unique industry solution for automotive suppliers. It features :

- rapid, cost-effective reproduction of the necessary automotive business processes within Microsoft Axapta, using the predefined customer packages included in the industry solution
- short roll-out time with minimised customising expenditure
- continuous further development to ensure processes and functionalities required in the future

Automotive suppliers generally process their business within the scope of framework agreements, whereby they exchange data in line with the recommendations of the VDA (association of the German automotive industry). These agreements define, amongst other criteria, parts to be supplied, prices and terms and conditions. "The industry solution Atos Origin Axapta Automotive is fully integrated into Microsoft Axapta. This means that,

for example, order proposals, productions and scheduling, merchandise planning and capacity planning can all be initiated and implemented as normal," explains Bojan Petrovic, Sales Manager at Automotive Solutions, Atos Origin.

Atos Origin Axapta Automotive Solution supports suppliers in their business dealings with automotive manufacturers or other suppliers. These include :

- blanket order management, including delivery call-ups and detailed issue requisitions within the scope of start-up and standard production processes; safety and test routines during reading in and receipt
- container management with packaging specifications; serial numbers
- automotive shipping documents in line with VDA and ODETTE recommendations (delivery notes, barcode material tabs etc.); EDI – highly integrated, automated integration of data, taking into consideration the relevant automotive manufacturer recommendations
- customer-specific automotive manufacturer processes (such as BMW BeloM, GM Pick-Up Sheet (PUS), Renault L3P, L3PS, VW AMES-T etc.)
- invoicing and credit notes

The Atos Origin Automotive Solutions team employs certified Microsoft Axapta consultants with automotive expertise in consultancy, customising, implementation and training right up to operation of the entire IT infrastructure. Thanks to Atos Origin's global presence, the team can also boast further Axapta specialists in the key European, North American and Asian automotive markets.

As a Microsoft Gold Certified Partner, Atos Origin, with its long track record in the automotive world, is the top global partner for implementation of the increasingly more complex requirements stipulated for automotive suppliers.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:

Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email : nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin successfully implements crisis plans for Houston-Area IT systems during hurricane Rita

Network Safely Shut Down and Quickly Brought Back Online for Evacuated Patients' Return to the University of Texas Medical Branch at Galveston

Houston, Texas, 17 October 2005 *- Atos Origin, a leading international information technology services provider, today announced its instrumental role in providing emergency preparation for its clients and itself while in the path of Hurricane Rita, a hurricane that reached category 5 status as it crossed the Gulf Coast on Saturday, Sept. 24.*

Headquartered in Houston, Texas, Atos Origin North America created and implemented a host of contingency plans in preparation for Hurricane Rita designed to assist its clients while preparing, adapting and adjusting IT systems so that they would be only minimally impacted by the impending disaster. Atos Origin employees worked around the clock during the days preceding the projected arrival date of the hurricane to design plans that would preserve the most critical IT systems and provide needed assistance to clients located near the Gulf Coast.

"The actions taken to respond to a threat of a disaster can be destructive, whether or not the disaster actually strikes," said Dr. Karen Sexton, vice president and chief executive officer for Hospitals and Clinics at the University of Texas Medical Branch (UTMB) at Galveston, located on the Texas Gulf Coast. "Atos Origin was prepared and provided us with a seamless backup plan."

Atos Origin employees worked on-site at the academic health center for 36 hours to assist in wrapping in plastic and storing more than 3,500 PCs and securing other equipment to protect against water damage. Atos Origin also assisted in powering down the IT systems when UTMB was evacuated, and later helped unpack and move thousands of PCs to restore operations and get the hospital IT back online for reopening and patients' return.

For its other Houston-area based clients, Atos Origin also created contingency plans to produce stable IT systems and the lowest risk to the clients' businesses. Atos Origin moved critical IT applications and equipment to a disaster recovery site located at its data center in Arlington, Texas, about 250 miles from Houston. Employees from Atos Origin, many of whom had volunteered to stay, worked in parallel teams, securing operations on-site at clients' facilities while preparing critical equipment and applications to go live in Arlington, if necessary. Trucks loaded with equipment and data from clients' facilities

departed every 12 hours from the Houston area to the Arlington site. In addition, Atos Origin secured hotels in Arlington to provide temporary office space and accommodations for clients that had been evacuated or displaced by the hurricane.

"As the Worldwide IT Partner for the Olympic Games, Atos Origin specializes in the ability to dexterously manage a dynamic, complex IT environment on a tight deadline," said Lance Smith, managing director of Atos Origin's North America Data Center Services. "We were able to implement crisis strategies to provide seamless transition of critical IT operations for our clients before the storm hit."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin Contact for Press:
Rose Sparks, Tel: +1 713-513-3271 – rose.sparks@atosorigin.com
Megan Perkins, Tel: +1 212-221-1616 – megan_perkins@coltrin.com

Atos Origin

PRESS RELEASE

Atos Origin and Tango Telecom selected by Turkcell for the deployment of a new data charging solution

Istanbul, Turkey and Limerick, Ireland, 17 October 2005 - *Atos Origin, a leading international information technology (IT) services company and Tango Telecom, a leading provider of convergent charging and intelligent messaging solutions, today announce the successful deployment of a new data charging solution for Turkcell, the first mobile operator in Turkey. As Turkcell prime contractor, Atos Origin integrated its strategic partner's solution Tango Convergent Charging Node solution (CCN).*

Atos Origin was chosen by Turkcell to integrate a unique solution for metering and charging of prepaid subscribers, with a seamless integration to the existing IN prepaid systems and provide billable CDRs for postpaid subscriber's activities.

The main platform, based on Tango CCN solution not only manages charging but also provides IP content analysis to allow multiple and rich charging scenarios based on the flowing data.

"Turkcell continues to invest in its infrastructure to keep pace with advances in technology, achieve efficiencies and remain competitive globally. Tango CCN provides real-time performance and functionality that allows Turkcell to continue the rollout of new value added services to prepaid and postpaid customers. This solution will support Turkcell in continuing the delivery of the highest possible quality and variety of service to the market", said Ruhi Dogusoy, Chief Operating Officer of Turkcell.

"We are happy to successfully complete another innovative project and contribute to Turkcell's success with the Tango CCN installation. This project is a result of Atos Origin's rich know-how and commitment on Telecom sector," said Luigi Giacalone, Vice President Mediterranean & Africa at Atos Origin.

"The selection and deployment of the Tango CCN by Turkcell reinforces our position as a major provider to the global mobile carrier market", said Colm Ward, CEO of Tango. "We are now expanding our long term partnership with Atos Origin to provide our charging and messaging products to operators across all geographies".

Atos Origin

About Turkcell

Turkcell is the leading GSM operator in Turkey with 26.7 million post-paid and prepaid customers as September 30, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 5,000 inhabitants. Turkcell provides roaming with 467 operators in 180 countries as of October 7, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contacts:

Stephanie Berthe
Tel: +39 06 8307 4289 / 4397
Email: stephanie.berthe@atosorigin.com

Emilie Moreau (corporate)
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

About Tango Telecom

Tango Telecom is a leading provider of real-time Convergent Charging and Intelligent Message Delivery Solutions. Tango Solutions can be deployed alongside existing charging and service delivery platforms, providing immediate service launch and rapid time to revenue. Alternatively, Tango can provide replacement infrastructure that gradually replaces the legacy platforms as the operator launches newer next generation services. Based at the National Technology Park, Limerick, in Ireland, Tango's customers include global deployments with major operators such as Turkcell, Vodafone and America Movil. Tango's products are available through a global network of Systems Integration Partners, Resellers and OEMs.

For further information, contact:
Richard Choi, Vice President Sales & Marketing
Tango Telecom Limited

T: +353 61 503 051 - F: +353 61 338 065
richard.choi@tango.ie - http://www.tango.ie

Atos Origin

PRESS RELEASE

More companies pursuing cost leadership strategy and not simply cost cutting reveals Atos Consulting

Ever more firms are embracing cost leadership as a prerequisite for anticipating new market conditions

Utrecht, 18 October 2005 *- An increasing number of Dutch firms are embracing 'Cost Leadership' as a strategy for capitalising on changed market conditions at the right time. To do so, companies are setting their sights not just on cost savings, but investing increasingly often in integrated Cost Leadership strategies. This awareness is becoming increasingly entrenched in Dutch business. It is striking that the choice of Cost Leadership is independent of economic conditions. An overwhelming majority of questioned existing cost leaders embraced the concept well before the economic downturn, and it will be maintained when recession ends. This is the conclusion of Atos Consulting Trends Institute in the survey No 'cost cutting' instead 'Cost Leadership'.*

Cost Leadership is achieved by an organisation that is in a position to bring a product to market which offers the lowest price and highest quality in a particular segment. According to Atos Consulting, a company must concentrate not just on setting up processes, but must aim at a joined-up, integrated strategy. The investigators say a clear cost strategy is essential at these times of liberalisation, tight financial supervision and increasing shareholder power.

"This requires vision, will and guts. A clear vision of the right strategy and the readiness and courage to push it through. Cost Leadership is a strategy that needs to be pursued consistently, even if an organisation is not always aiming for the lowest price", says Ed Megens, as Principal Consultant at Atos Consulting, responsible for the survey. "Organisations that have gone for a different strategy can also learn from the experiences of cost leaders. In today's economy, they can no longer do without a strategy aimed at lowest costs, transparency, efficiency and effectiveness. In this way, there are adequate margins on products which can then – depending on the company strategy – be applied for continuous product improvements, and for financing flexible, often relatively expensive production processes." In this way, each individual customer request can be satisfied. Innovation and integration still remain spearheads for organisations that have implemented Cost Leadership as a pioneering strategy.

In the survey, Atos Consulting gives a representative picture of how Cost Leadership could take shape in Dutch business. The survey includes food and drink companies, the tobacco industry, electronics and utility companies, as well as firms from the pharmaceutical and petrochemicals industries, the transport sector and telecoms and media companies. The researchers aimed at two target groups: companies that claim to be cost leaders in their market, and entrepreneurs who would like to be.

The researchers worked on the assumption that Cost Leadership has not (yet) been explicitly settled on as a strategy. The survey actually shows the opposite. It emerges that many firms regard Cost Leadership as a precondition – alongside cost-optimisation – for achieving improvements in the fields of customer satisfaction, flexibility, quality and continuity, and improving sales and marketing processes. In addition, it seems that the market in which a firm operates, its market position and the product itself, are all decisive in choosing Cost Leadership. For the overwhelming majority of companies, it is also true that the choice of Cost Leadership is independent of economic conditions, regardless of the market segment in which they operate. Thus, almost all cost leaders indicate that they had introduced the concept before the economic crisis, and continued with it after the recession.

Model of growth phases

Atos Consulting's model of the phases of growth describes the course a company pursues when it goes for Cost Leadership. "In doing this, companies must not look blindly at processes, but must also take account of how both people and the organisation can be adequately equipped to grow into a cost leader. An integrated approach is called for which covers other aspects as well as processes: from organisation and management, IT and systems through to staff and the predominant company culture", says Megens. "What it boils down to is that development in all these fields should be applied systematically, often on the basis of a multi-year plan."

At cost leaders, their vision and strategy in the field of Cost Leadership are explicitly entrenched at all levels in the organisation. The way in which the firm is run is hallmarked by fully-integrated company processes, such that we can speak of a totally-integrated chain. Reports likewise need to extend right down the chain, whereas mastery of costs must be the result of clearly-defined service level agreements. The vision in the field of IT is aimed at adapting internal and external systems fully to suit the business. Both the people and the organisation need to be properly equipped, meaning they get the resources required to work together in a results-oriented way.

About Atos Consulting

Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Atos Consulting
Ed Megens
+31 30 299 8367
ed.megens@atosorigin.com

Atos Origin
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Manchester Piccadilly NHS Walk-In Centre to be Managed by Atos Origin

Providing Patients with Convenient Access to Healthcare Services without the need for an appointment

London, 18 October 2005 *- Atos Origin, a leading IT services company and a major provider of managed medical services and occupational health, today announced that, it has been named provider by the Department of Health to deliver the first NHS Walk In Centre near Manchester Piccadilly railway station under a five-year contract, worth around £8 million. This NHS Walk-In Centre has been set up specifically to support commuters and it is the first to be managed by an independent company.*

"We must do more to provide patients with access to good quality care outside of hospitals and here the independent sector can help," said Health Minister Lord Warner. "There is a real demand for medical centres near busy stations. People want an NHS that allows them to choose how, where and when they are treated. The convenient location of this NHS walk-in centre will improve access for patients every day without the need for an appointment."

Atos Origin is responsible for managing the centre including refurbishment of the site, recruitment of healthcare professionals and the day to day running of the service. The service will be led by experienced nurses, with a GP also on-site throughout the day.

This new phase of NHS Walk-In Centres are designed specifically to alleviate the pressure on existing NHS Primary Care Services where there is a large number of transient patients. This NHS Walk in Centre is located within a few minutes walk of Manchester Piccadilly. It will be open from 7 am to 7 pm, Monday to Friday and will offer services, including treatment for minor injuries and ailments and healthcare advice.

"Atos Origin is committed to expanding its presence in the healthcare sector following the significant growth over the last four years of its UK medical services business together with important contract wins with the NHS," said Simon Chipperfield, vice president, Medical Services, Atos Origin. "We will use our knowledge and extensive experience to ensure we deliver a professional and high quality service to NHS patients."

"The Walk-in Centre will be an important new health resource, not just for commuters, but also for the increasing number of people who are choosing to live in the city centre. We have been impressed by the enthusiasm and commitment of Atos Origin and look forward to our partnership with them," said David King, Chief Executive of North Manchester Primary Care Trust.

Atos Origin has established a major presence as a provider of managed medical services and occupational health and today provides occupational health services to nearly half a million employees in the UK public sector. Customers include the Department for Work and Pensions, Royal Mail Group, HM Customs & Excise and the Department for Trade and Industry.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

British Energy Selects Atos Origin to Deliver Replacement Data Processing System for the Dungeness B Nuclear Power Plant

London, 20 October 2005 - *Atos Origin, a leading IT services company, today announced that British Energy, the UK's largest producer of electricity has awarded the company a three year contract to deliver a replacement Data Processing System for the Dungeness B plant. This system will support the recently announced 10-year extension to the accounting life of Dungeness B.*

Under the contract, Atos Origin will manage the build, testing and commissioning of the new system. The system is designed to meet British Energy's specifications supporting the operation of a nuclear plant. These specifications include adherence to stringent international standards. Atos Origin will work closely with British Energy's design staff in achieving the necessary quality.

The Data Processing System (DPS) is a key prime interface to the central control room - presenting information about current plant equipment status, critical automatic and sequence control and supervision functions. The system is being designed as a high availability and high performance system in support of safe, reliable operation of the power station. The UK Nuclear Installations Inspectorate will approve the life cycle documentation and operating arrangements prior to final go-live.

In part of the design, Atos Origin will use subsystems and electronic components from Westinghouse and ABB. Many of these have already been used extensively across the nuclear sector.

"Atos Origin demonstrated strong technology capabilities through its extensive experience in the energy sector, together with the proven programme management skills necessary to ensure the successful running of such a critical project," said John Short, head of nuclear generation information systems at British Energy. "We were particularly impressed by their strong partnership approach. Atos Origin was prepared to work side by side with us to achieve very high standards required for regulatory approval. In addition, the Atos Origin proposal had much of the necessary documentation and nuclear accreditation already in place."

"The European energy industry is on the cusp of change. The British Energy project is an exciting and challenging contract in support of a significant extension to accounting life of a plant. We are pooling our own European expertise and that of our suppliers to provide a solution accredited to high modern standards." said Derek Ward, executive vice president, private sector, Atos Origin. "With our experience in implementing mission critical systems, where delivering high performance and availability on time and to budget is essential, we see huge potential for similar solutions to that at Dungeness B being rolled-out across other power stations in Europe".

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information contact:
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin awarded network and server hosting solution contract by Horizon Lines

Horizon Lines Will Rely on Atos Origin to Build and Manage Company-wide Network Connecting 19 Locations

Houston, Texas, 24 October 2005 *- Atos Origin, a leading international information technology services provider, today announced it has been selected by Horizon Lines, Inc., the leading American ocean carrier, to provide a new network design and overall hosted network solution that will give access to the company's 1,200 users.*

"Atos Origin is an ideal partner for Horizon Lines because of its global experience in the transportation industry across the full lifecycle of IT operations, including applications and infrastructure, and also because of its compatible culture and partner approach," said Rick Kessler, CIO of Horizon Lines. "We are pleased to have an IT provider of Atos Origin's caliber as a partner and believe the relationship will result in solutions that make it easier for our customers to do business with us."

Atos Origin will manage the Local Area Network (LAN), Wide Area Network (WAN) and Metropolitan Area Network (MAN), and will establish a company-wide network among the 19 Horizon Lines locations, which include Alaska, Hawaii, Guam, Puerto Rico and the Continental US. An Atos Origin team will provide quality assurance, production, back up with full redundancy, a 24-hour help desk and a disaster recovery solution. Atos Origin will host, monitor and manage midrange systems for Horizon Lines at the primary Atos Origin North America data center in Arlington, Texas, and at a state of the art Disaster Recovery center located in Dallas, Texas.

"Horizon Lines recognizes the strategic business advantage of the Internet and networking, as evidenced by its Internet Booking System, one of the first successful, automated booking systems in the commercial ocean transportation industry," said Paul Stewart, CEO of Atos Origin Americas. "Atos Origin has a number of global transport and logistics clients and can leverage best practices and experience to design and maintain a next-generation network with the functionality and reliability Horizon Lines needs to further expand its business and market-leading position."

Atos Origin

Through a competitive bid process, Horizon Lines chose Atos Origin for its cultural fit and its experience in the transportation and logistic industry. The company will also benefit from Atos Origin's worldwide presence and world-class data center, which will facilitate rapid, ongoing support of the Horizon Lines infrastructure.

Atos Origin's other transport and logistics industry clients include AIRMILES, Eurostar, Rumbo.com, Iberia.com, Club Med, Amadeus, National Express Group, Air France, Deutsche Bahn, and The Association of Train Operating Companies (UK).

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Rose Sparks, Tel: +1 713-513-3271 – rose.sparks@atosorigin.com

About Horizon Lines

Based in Charlotte, NC, Horizon Lines, Inc. is the nation's leading Jones Act container shipping and logistics company, operating 16 U.S.-flag vessels on routes linking the continental United States with Alaska, Hawaii, Guam and Puerto Rico. Horizon Lines maintains offices throughout the continental United States and operates port terminals in Anchorage, Kodiak and Dutch Harbor, Alaska; Honolulu, Hawaii; and San Juan, Puerto Rico. Horizon Lines also owns Horizon Services Group, an organization with a diversified offering of cargo management and tracking services being marketed to shippers, carriers and other supply chain participants

Atos Origin

PRESS RELEASE

New Management Team at Atos Origin in Germany and Central Europe

Stuttgart/Vienna, 27 October 2005 *- Atos Origin announces the appointment of Hans Leisentritt as Vice President Operational Sales & Marketing of Atos Origin in Germany and Central Europe, and of Johannes Baumgartner as new Managing Director in Austria.*

Hans Leisentritt (46) has been working in the IT sector for over 25 years. Since 1994, he has held various positions such as Key Account Manager and Sales Director, where he was responsible for the success of Atos Origin in Austria. As Country Manager of Atos Origin in Austria during the last four years, he has successfully positioned the Group in the Austrian market and has won numerous prestigious customers, including the two lighting groups Zumtobel and EGLO lamps, which have outsourced their information technology departments to Atos Origin.

In his new function as Vice President Operational Sales & Marketing Atos Origin Germany and Central Europe (GCE), he aims to position Atos Origin as the leading IT services provider in the region. "Our numerous successful outsourcing projects, for example with Premiere, the leading subscriber TV broadcaster in Germany and Austria, e-Plus, KarstadtQuelle, Deutsche BP and PolymerLatex demonstrate that our customers value partnerships with Atos Origin". In addition, Hans Leisentritt is focused on developing close ties with customers in the key markets of telecommunications, CPG & retail and industry by providing first-rate services in the Consulting and Systems Integration sectors. The development of "cross-border" projects in the regional countries of Germany, Austria and Switzerland will also be expanded in the future.

Johannes Baumgartner (37) has been appointed Atos Origin Country Manager in Austria, a position previously held by Hans Leisentritt : "A sense of responsibility for our customers' business, a clear and transparent business approach, superior quality as well as an understanding of how to build long-term partnerships are the prerequisites for sharing success with our customers". Baumgartner's objective it to further expand Atos Origin's presence in Austria, primarily in the Solution and Consulting sectors. The clear challenge at operational level is to develop commercial models that are tailored to meet customers' requirements.

At the beginning of his career, Baumgartner held diverse technical positions in the IT industry. He then worked at Raiffeisen Bausparkasse and Austrian Airlines, as IT project manager. In 1999, he joined Alcatel Austria as project manager and was subsequently

promoted to senior positions. Most recently, he was a member of the Executive Board of Softlab GmbH in Austria, with responsibilities for the telecommunications sector.

"Hans Leisentritt and Johannes Baumgartner are two experienced managers with great potential", said Gerhard Fercho, Managing Director of Atos Origin Germany and Chief Operation Officer for the Germany and Central Europe region. "Their expertise, their success and their knowledge of the market will provide a significant impulse for the continued growth and success of Atos Origin".

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contact
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email : nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin signs a five year Outsourcing contract with Società Italiana per Condotte d'Acqua S.p.a.

Milan/Rome, 3 November 2005 - *Atos Origin announces today the signing of a five-year outsourcing contract with Società Italiana per Condotte d'Acqua S.p.A., leader in the market of major building works, with a significant presence in Italy and worldwide. Under the agreement, Atos Origin will manage the supply of IT services and resources as well as maintenance of the entire hardware and application architecture in full outsourcing.*

Due to a rapidly expanding market, Società Italiana per Condotte d'Acqua has started rethinking the computer services and IT function in order to improve its capacity to support business. This evolution has taken into account not only simplifying processes, thanks to a single system capable of handling ERP applications and the entire technological infrastructure, but also reaching efficiency and quality targets at the highest level. The ability to guarantee flexibility in managing work places, in close connection with production requirements and correlated services, represented one of the key requirements in the partner selection process.

Following a first careful selection stage, Atos Origin distinguished itself for the methodology adopted, its consolidated competences and reliability in managing the size and territorial distribution of the IT infrastructure.

"Atos Origin has demonstrated that it is the ideal partner, capable of working with Società Italiana per Condotte d'Acqua for the evolution and improvement of the technological infrastructure over the next five years, following a path of collaboration and sharing the customer's growth strategy", declared Attilio Galleno, COO of Atos Origin in Italy. *"We are already working on the transition stage, with the aim to reach full operation in November 2005".*

Società Italiana per Condotte d'Acqua S.p.a.

Founded back in April 1880 with the aim "to supply water for civil, agricultural and industrial uses", today it is one of the main leaders in the realisation of road works (bridges, tunnels, viaducts, freeways and highways), railways (underground railways, long-distance lines, stations, railway deposits), marine works (civil and industrial port complexes, dry docks and wet docks, wharves, outer breakwaters, coast protection), dams and hydraulic works, civil buildings (hotels, cinemas, hospitals, universities, residential complexes), commercial buildings, restoration works.

The Group is headed by Ferfina S.p.a. which acts as the holding and financial company. The total number of staff is approximately 1,500 and it has reached an annual turnover of about 750 million euros.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin Press contacts:

Marco Maccarini
Tel. +39 0125 810218
marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

PRESS RELEASE

Atos Origin has been selected by Société Générale for the deployment of its mobile phone credit top-up service

Paris, 3 November 2005 - *Atos Worldline, an Atos Origin Company, has been selected by French bank Société Générale to develop, maintain and operate its new free mobile phone credit top-up service. This multi-channel service available 24/7 can also be used to remotely top up the credit of a family member's mobile phone.*

So as to widen its range of services through innovative offers, Société Générale has set up a solution for topping up the credit of prepaid mobile phones using a multi-channel access approach (via SMS, Internet and an Interactive Voice Server). This service offers the end user simple, high added value solutions (saving time and making life easier), that are designed around Internet and telephone technologies. This free service is available 24/7 can also be used to remotely top up the credit of a family member's mobile phone.

Atos Worldline was entrusted by Société Générale with the development, maintenance and operation of its mobile phone credit top-up service. The Atos Worldline solution, which is modular and can evolve, required a supporting capacity throughout all of the steps of the project (design, development, integration, production and industrialization). Furthermore, Atos Worldline, on the strength of its expertise in this field, met its commitments in terms of quality of service, security, lead-time and performance levels.

Atos Worldline covers all of the functional needs of Société Générale's mobile phone credit top-up service: service calls management, user interfaces, text messages (SMS) processing and diffusion and service monitoring. Atos Worldline also manages the systems integration while meeting availability and adaptability demands in the event of high volume workloads.

Credit top-up is immediate and is undertaken by sending an SMS to 32 345, from the bank's web site or by calling 0 820 11 36 36. Customers can view their credit- top-up history at any time by going to www.particuliers.societegenerale.fr (under the "Recharger votre mobile" [Top up your mobile] heading).

This service has been available since the summer of 2005 to top up phone plans provided by mobile phone operator Orange France.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,500 employees in Europe and has an annual turnover of €400 million.

Press contact
Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin showcases its innovative card and identification solutions at Cartes 2005 Exhibition in Paris

20th edition of Cartes 2005 from November 15th to 17th, 2005 Parc des Expositions de Villepinte-Paris

Paris, 7 November 2005 *- Atos Worldline, an Atos Origin Company, will participate at the international Cartes 2005 event, the World N°1 Exhibition for smart cards and identification. Atos Worldline will showcase its entire range of Card Management services and solutions, with a focus on new cards and new uses, ID Management, payment by mobile and contactless payment, points of sale and the IP Revolution.*

Atos Worldline will showcase on Booth 4k058 the latest innovations of its solutions in electronic signatures, fraud prevention (presentation of the Online Watcher solution) and fully integrated point of sale solutions, from payment and loyalty cards to overall customer relationship management (presentation of the SoftView, SoftPos and Worldline Loyalty solutions).

On Thursday 17 November, Atos Worldline will hold three conferences on market-related topics such as multi-application technology and its uses in payment and loyalty, phasing out card support and secure card payments.

Conferences – Multi-Applications
"EMV as basis for payment and loyalty". Speaker: Arnaud Contival, CRM Solution Manager & Jean-Claude Barbezange, Offer and Development Project Manager.
12.00 (C23)

Conference – Loyalty and Gift Cards
"Loyalty schemes without card support". Speaker: Gérard Oliver, Loyalty Services Solution Manager. 2.30 p.m. (C17)

Conferences – Cards and Security
"Fraud versus the consumer's behaviour". Speakers: Joël Langlais, Payment Integrated Solutions Manager, and Jean-Claude Barbezange, Offer and Development Project Manager.
3 p.m. (C22)

Atos Worldline celebrates 3 milestones

Each day on Booth 4K058, at 5.00 pm, Atos Worldline will celebrate an important date marking its contribution to card world development worldwide with its main clients and partners:

- **10 years of the SoftPos solution** (in partnership with VeriFone) on Tuesday 15 November
- **10 years of Secure Internet Payments** on Wednesday 16 November
- **10 years of Loyalty Cards** on Thursday 17 November

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contact
Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

PRESS RELEASE

Torino 2006 Olympic Winter Games: First Phase of Technical Rehearsals Completed Successfully

Paris, 7 November 2005 *- Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced that the first of two technical rehearsals has been successfully completed for the Torino 2006 Olympic Winter Games. 292 different scenarios were tested during the week long technical rehearsal covering the IT, communications, sports and security systems. Around 200 IT professionals, led by the Torino 2006 Organising Committee (TOROC) for the Olympic Games and by Atos Origin, operated in real Games time conditions.*

The technical rehearsal emulated the busiest three days of the Olympic Games (February 13, 14 and 15) and involved a team of 200 IT professionals, led by 26 Technical Rehearsal Officials from the Torino 2006 Organising Committee (TOROC) and Atos Origin, who designed, executed and observed the scenarios as they took place. The Main Technology Centre, based in Torino, was fully staffed for the rehearsal with 110 active positions.

A non-operational team set these scenarios and then monitored and evaluated the behaviour and reaction of the operating team. The different types of scenarios designed covered : hardware failures, information security issues (such as port security violation or viruses), power outages, staff issues (such as people late arrival at work due to snow on the roads), sports-related cases (as disqualification or substitution of athletes), competitions being rescheduled, etc.

The technical rehearsal is a critical step in the preparation for the Games and is designed to ensure that the staff, technology and procedures are operating as effectively as possible. Any areas for development identified by the rehearsal will be fed into a second and final Technical Rehearsal phase that will take place from the 12th to the 16th December 2005.

Commenting on the rehearsal, Jean-Benoît Gauthier, Director of Technology for the International Olympic Committee (IOC), said: *"These technical rehearsals are an integral part of the IT preparations for the Games, which in turn is crucial for the smooth running of the Games themselves. The entire team performed very well and the lessons learnt during this trial will be invaluable when it comes to the real event in February next year."*

"The first technical rehearsal was a success: the IT systems functioned as expected, and the team worked well together with an impressive response to the wide range of scenarios they were presented with. We all learned a lot, and this is key to next year's success" said Patrick Adiba, Atos Origin Executive Vice President Olympics and Major Events.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, under TOROC Technology Department supervision, Atos Origin, as the lead systems integrator, is managing a consortium of more than 10 technology partners and suppliers.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin's Derek Ward Appointed Chairman of the Intellect Private Sector Council

London, 10 November 2005 *- Atos Origin, a leading IT services company, today announced that Derek Ward, Executive Vice President, UK Markets and Accounts – Atos Origin, has been appointed by Intellect, the trade association for the UK hi-tech industry, as Chairman of the newly created Private Sector Council.*

This work will be led by Intellect's new Private Sector Council, which will focus on improving the relationship between suppliers and private sector customers ensuring higher levels of service delivery and project implementation. It will also provide a forum through which the supplier community can work closely with a range of stakeholders. In addition, it will stimulate debate and promote best practice on a range of private sector issues, and ensure that industry develops new supply chain models which can respond to the changing needs of the customer.

Derek will be responsible for overseeing the Council and act as the lead spokesperson.

"Having spent more than 20 years aiding Government and Private Sector organisations to realise their IT vision I understand the challenges facing the Private Sector today and am passionate that, through the effective deployment and use of technology, businesses can become more efficient and boost productivity" stated Derek Ward. I am in no doubt that with the close support of the diverse range of council members we can deliver on Intellect's vision"

"Industry has been criticised in the past for failing to understand the issues affecting its private sector customers. The development of the Intellect Private Sector Council is proof that we're acting decisively," said Carrie Hartnell, Private Sector Manager at Intellect. "We are committed to reform, to improving the relationship between the private sector and Industry, and to ensuring the implementation of IT-enabled business change projects that deliver clear return on investment and demonstrable business benefits."

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Intellect
Intellect is the trade association for the UK IT, Telecommunications and Electronics industries in the UK. It represents a membership of over 1000 companies, spanning blue-chip multinationals to early stage technology companies, within an industry that together contributes around 10% of UK GDP and at least 15% of total UK trade. More information about Intellect can be found at http://www.intellectuk.org.

For further information contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Sam Routley / Anna Mitchell
MS&L for Atos Origin
Tel: +44 20 7878 3137 / 3135
sam.routley@mslpr.co.uk / anna.mitchell@mslpr.co.uk

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

PRESS RELEASE

EUROCIS to upgrade and manage the Military's Command Information System in Metropolitan France

***Paris, 10 November 2005** - France's Délégation Générale pour l'Armement (DGA) procurement agency for the Department of Defence has awarded EUROCIS an approximate €50-million contract to equip the various branches of the military with a new version of the Command Information System (CIS) and to maintain the individual military information systems throughout France in operating condition for four years. The new "Pôle Stratégique de Paris" (PSP) command centre for planning and conducting joint multinational military operations will be fitted with the renovated CIS system.*

Many of the system's software features are identical to those used in the command system that was successfully deployed during the EOLO French and international joint staff training exercise sponsored by the European Union in October 2004.

These features have been upgraded to provide the new version with state-of-the-art technology and capabilities for delivering a full range of basic information system functions. The new version notably offers significant improvement in terms of interoperability.

Developed by EUROCIS on behalf of DGA, CIS is a secure and powerful solution based on digitalised information flows. CIS is crucial in helping France fulfill its framework-nation responsibilities and provides all essential services for preparing operational orders, including information gathering and analysis, data sharing, situation updating, group planning and execution of operations, document retrieval and assistance in managing and monitoring headquarters operations.

EUROCIS is a consortium currently comprised of roughly 100 people. It was founded in 1996 by Atos Origin, EADS Defence & Security Systems and Steria to pool their capabilities and interests in France's joint military command information systems.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

EADS Defence & Security Systems, with revenues of about € 5.4 billion in 2004 and roughly 24,000 employees across ten nations, forms the defence pole within EADS. It offers integrated systems solutions to the new challenges confronting armed forces and homeland security units. It is active in the areas of military aircraft, missile systems, Intelligence, Surveillance and Reconnaissance (ISR) systems with manned and unmanned aerial vehicles (UAVs), battlefield management systems, defence electronics, sensors and avionics, and related services. EADS is a global leader in aerospace, defence and related services. In 2004, EADS generated revenues of € 31.8 billion and employed a workforce of about 110,000.

About Steria (www.steria.com)
Extensive expertise in its three core businesses of consulting, systems integration and managed services has made Steria a leading end-to-end IT services provider for companies and public authorities throughout Europe. With a revenue of more than €1.1 billion and 9,000 employees, Steria is one of the top 10 European IT services companies. Understanding the challenges facing its customers, an exceptional ability to respond and an industrial approach to business enable Steria to design innovative solutions with a commitment to results and customer satisfaction. Steria thus applies its expertise in a range of markets (the public sector, finance, manufacturing/utilities/transport, and telecoms), backed by more than 35 years' experience in managing large-scale projects. Steria's employees, who hold 26% of the Group's capital, draw on its core values of simplicity, creativity, independence, respect and openness to transform the latest technology into added-value services, enabling Steria to help its customers achieve and maintain competitive advantage.
Steria is listed on Euronext Paris, Eurolist (Compartment B).

Contact for Press:
Anne de Beaumont Tel
+33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

Atos Origin

PRESS RELEASE

Atos Origin showcases its automotive solutions at Odette Conference 17-18 November 2005 in Paris - Le CNIT La Défense

Paris, 10 November 2005 - *Atos Origin, an international information technology services provider, will be present at this year's Odette International Conference, the most important event for automotive professionals, taking place in Paris from November 17th to 18th, 2005. The Group will showcase its Automotive expertise and latest innovative automotive solutions that keep client's business on the move.*

With a strong expertise in the Automotive industry, Atos Origin helps enterprises taking advantage of the current automotive sector evolutions. Atos Origin will demonstrate to its clients and visitors how to gain and maintain competitive advantage thanks to the Group's innovative offerings.

Present on Booth 43/44, Atos Origin will showcase the latest innovations of its dedicated automotive solutions : Automotive Supplier Portal, OEM Supply Chain Gateway (a data turntable for the supply chain of the automotive manufacturers and suppliers), B2B & Portal Integration solutions for electronic commerce with XML technology, JiT/JiS logistics solutions for time and production-critical delivery processes and a new VMI Portal to optimize inventory and demand dependent delivery.

In addition, Atos Origin will present its Microsoft certified „Atos Origin Axapta Automotive Solutions" for Automotive Suppliers. This industry solution adds all of the key processes and functionalities of the automotive supplier industry to Microsoft Axapta and ensures a fast Return on Investment.

Atos Origin will also be launching the new generation of its ACTIS Business Object Modeler, a solution for creating and customizing tailored format conversions for the ACTIS Integration Solutions mentioned above with minimum effort. The ACTIS Business Object Modeler is an integrated ACTIS development environment with graphical user interface for all types of format conversion. Within this environment, both ACTIS transformations as well as XSLT transformations can be created and integrated into the ACTIS Integration Manager.

By combining industrial expertise, the use of established B2B methods, a strong product base and a dedicated expert team, the ACTIS Integration Solutions constitute an all-round approach towards integration. It provides methods, technology and products for the design, implementation and operation of high-quality B2B integration solutions. Based on ACTIS products, more than a thousand customer solutions have been implemented

around the world, especially in the automotive sector. ACTIS Customers are OEMs like BMW, General Motors, Toyota or Porsche, as well as 80% of Europe's Top 30 1st Tier Suppliers and underline the automotive market leadership in Europe.

Additionnal information on the event at the following address : http://www.odetteconference.org/conference/index.asp

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contact

Atos Origin
Nicola Popoff
Telefon +49 (0)7 11/73 77-3 11
Email nicola.popoff@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

Atos Origin Third Quarter Revenues for 2005

Organic revenue growth of 9.4% in Q3

Paris, 10 November 2005 *- Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the three months ended 30 September 2005 amounted to EUR 1,293 million, representing +9.4% increase on a constant scope and exchange rate basis.*

Net debt fell from EUR 363 million at the end of June 2005 to EUR 290 million at the end of September 2005.

Analysis of Revenue Performance
Group revenues for the seasonally low-key third quarter ended 30 September 2005 were EUR 1,293 million, compared with EUR 1,253 million for the equivalent period last year. Atos Origin has adopted International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The comparative *pro forma* revenues of the combined Group in Q3 2004 were EUR 1,242 million and on that basis the 2005 figures were 4.1% higher. After adjusting for business disposals during the past twelve months and at constant exchange rates, the Group produced organic growth of +9.4%. This is the fifth quarter-on-quarter increase in succession.

Euro Millions	Q3 2005 revenues	Q3 2004 revenues	% change
Reported in 2004		1,253	
Less: IFRS impact		-11	
Statutory growth	**1,293**	**1,242**	**+4.1%**
Less: Business Disposals		-60	
Less: Exchange Rate impact		0	
Organic growth (*)	**1,293**	**1,182**	**+9.4%**

(*) Organic growth at constant scope and exchange rates

The appendix to this statement provides an analysis of revenues by service line and geographic region.

The three main service lines each recorded strong growth compared with the same quarter last year. In Consulting there was a 12.2% organic revenue increase in the third quarter.

Revenues in Systems Integration were 8.6% higher organically in the third quarter, which extends the upward trend seen in the second half of 2004 and in 2005 to date. The growth in Q3 was mainly due to better volumes and at the same time the Group has increased the amount of recurring revenues in this segment from application life cycle management contracts.

Organic revenue growth in Managed Operations was 9.7%, reflecting the steady inflow of orders that has accumulated during the past year, including the extended partnership with Euronext.Liffe since July.

On a regional basis, revenues in France were 17.6% higher than last year, reflecting a strong performance in both Consulting and Systems Integration. Managed Operations benefited from the expansion of Atos Euronext Market Solutions, with the Euronext.Liffe business being mainly invoiced in France. The United Kingdom decrease of 5.4% was largely due to the expected end of a one-year and non-recurring contract, as explained in the half-year report. Reasonable organic revenue growth was achieved in The Netherlands (+4.1%) and revenues in Germany-Central Europe recorded an exceptional 100% rise due to the flow of new contracts in the past twelve months. In the rest of EMEA, growth in Spain confirmed an encouraging trend, but revenues in the rest of EMEA were lower, mainly in the Middle East and the weak Italian market. After disposing of more than 50% of the business in the Americas in mid-2004, the region recorded a year-on-year organic revenue decrease of 12.7% in the third quarter due to lower volume in Systems Integration, mainly in South America. The Asia-Pacific region recorded solid organic growth of 6.7% in the quarter.

Net debt

Net debt at the end of September 2005 fell to EUR 290 million, a further decrease compared with closing net debt of EUR 492 million at 31 December 2004 and EUR 363 million at the end of June 2005.

Outlook

Atos Origin will continue to focus on achieving organic growth in 2005, ensuring that it executes properly on large contracts and provides its clients with highest level of service.

In July 2005, the Group increased its organic revenue growth target for 2005 from 5% to 8% following the extension of the activities of Atos Euronext Market Solutions (AEMS). The complex transfer and consolidation programme of the new venture is being executed according to plan, but will result in a slightly lower ramp-up of revenues than originally expected in the second half of 2005 and some additional integration costs, which will be expensed in the 2005 operating margin. We believe this will ensure that AEMS remains well positioned to be a leading provider of exchange solutions to capital markets globally.

The Group is progressing with the disposal of a number of sub-scale business activities that are declining both in terms of revenue and profitability and are no longer core to its future strategy. As a result, contract revenues that were originally expected to accrue this year are no longer being pursued and most of the costs of downsizing these activities will also be borne in the income statement this year.

The overall consequence of these specific changes is that the Group now expects organic growth in 2005 to be slightly below 8%, with an operating margin slightly higher than 7.5%. We remain confident of achieving the EUR 200 million net debt target by the end of December 2005.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White
Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

Atos Origin

ANALYSIS OF REPORTED REVENUE

By Service Line — 3 months ended 30 September 2005

Euro Millions	2005	2004 IFRS	Reported growth	Organic growth (*)
Consulting	104	94	+11.0%	+12.2%
Systems Integration	519	500	+3.8%	+8.6%
Managed Operations	670	648	+3.4%	+9.7%
Total	**1,293**	**1,242**	**+4.1%**	**+9.4%**

(*) Organic growth = at constant scope and exchange rates

By Geographic Region — 3 months ended 30 September 2005

Euro Millions	2005	2004 IFRS	Reported growth	Organic growth (*)
France	376	320	+17.6%.	+17.6%.
United Kingdom	286	307	-6.9%.	-5.4%.
The Netherlands	242	233	+4.1%.	+4.1%.
Germany + Central Europe	139	69	+99.4%.	+99.5%.
Rest of EMEA	167	214	-22.0%.	-1.3%.
Americas	49	63	-22.7%.	-12.7%.
Asia-Pacific	35	36	-1.5%.	+6.7%.
Total	**1,293**	**1,242**	**+4.1%.**	**+9.4%.**

(*) Organic growth = at constant scope and exchange rates

9 months ended September 30th, 2005

Euro Millions	2005	2004	% change
Reported in 2004		3,906	
Less: IFRS impact		-42	
Statutory growth	**4,019**	**3,864**	**+4.0%**
Less: Disposals		-148	
Less: Exchange Rate impact		-14	
Organic growth (*)	**4,019**	**3,702**	**+8.6%**

(*) Organic growth = at constant scope and exchange rates

By Service Line — 9 months ended 30 September 2005

Euro Millions	2005	2004 IFRS	Reported growth	Organic growth (*)
Consulting	331	295	+12.1%	+13.2%
Systems Integration	1,654	1,567	+5.5%	+8.5%
Managed Operations	2,034	2,002	+1.6%	+7.9%
Total	**4,019**	**3,864**	**+4.0%**	**+8.6%**

(*) Organic growth = at constant scope and exchange rates

By Geographic Region — 9 months ended 30 September 2005

Euro Millions	2005	2004 IFRS	Reported growth	Organic growth (*)
France	1,107	1,012	+9.4%	+9.4%
United Kingdom	874	913	-4.4%	-2.6%
The Netherlands	750	708	+5.9%	+5.9%
Germany + Central Europe	412	210	+96.0%	+96.0%
Rest of EMEA	634	687	-7.6%	-0.4%
Americas	142	228	-37.8%	-3.3%
Asia-Pacific	100	105	-4.3%	+10.2%
Total	**4,019**	**3,864**	**+4.0%**	**+8.6%**

(*) Organic growth = at constant scope and exchange rates

Atos Origin

PRESS RELEASE

Ahold enters major IT outsourcing initiatives

Amsterdam, The Netherlands, 14 November 2005 - *Ahold today announced it has signed several major IT outsourcing agreements. Ahold signed a five-year contract for global information technology (IT) enterprise outsourcing with EDS, including applications maintenance services in the U.S. The company also signed a five-year applications maintenance agreement with Atos Origin, covering the Albert Heijn Arena, and a five-year contract with NCR for in-store IT-support in the Albert Heijn Arena. The total value of the contracts is approximately EUR 467 million.*

Ahold has agreed to purchase from EDS, on a flexible basis, global IT infrastructure services, and applications management services for its two retail arenas in the United States, Stop & Shop/Giant-Landover and Giant-Carlisle/Tops. Atos Origin will expand its existing applications management services to the Albert Heijn Arena.

This strategy will provide Ahold with the ability to respond to market opportunities efficiently and accelerate its business/IT innovations. Approximately 450 Ahold employees located in the United States and in the Netherlands will transition to EDS.

This development will support Ahold's "Road to Recovery" strategic objectives to re-engineer its food retail business and reduce overall IT costs by streamlining the company's infrastructure. "Our competitive markets and strategic goals require us to focus our attention and resources on our core food retail business," said Anders Moberg, Ahold President and CEO, after signing the contracts today.

"EDS worked with us to develop a global solution for our current geographic areas. The EDS team has demonstrated a commitment to a global integrated service delivery that will help us execute our business strategy. Expanding the scope of our current services with Atos Origin and NCR will also enable us to make our information technology more effective in the Netherlands."

As part of the agreement, EDS will assume responsibility for maintaining Ahold's global IT infrastructure, which will include hosting its mainframe and midrange servers and providing local-area network and voice network support. The EDS agreement also consolidates Ahold's IT helpdesk support. EDS will manage the company's computing workplace of more than 9,600 desktop and laptops, printers and e-mail clients and provide IT helpdesk support for more than 10,000 users. Ahold expects an aggregate cost savings of approximately EUR 166 million in the coming 5 years as a result of streamlining its IT

infrastructure. The calculation of these cost savings includes transition costs that will almost completely be incurred in 2006.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Product Innovation and Product Lifecycle Management (PLM) Key to Profitable Growth, Reveals Aberdeen Group and Atos Consulting

Manufacturers increasing revenue and decreasing product cost at double-digit rates, but confusion over PLM software selection and deployment remains

London, 16 November 2005 *- Research released by Atos Consulting, the business consulting arm of Atos Origin, and conducted by Aberdeen Group reveals that leading manufacturers are improving product profitability despite a harsh, rapidly changing product innovation environment.*

Although product innovation has grown more complex, product lifecycles are decreasing, and manufacturers are competing in global markets with intense competition and supply chain challenges, companies are managing to achieve double-digit percentage improvements in the revenue, cost, and development costs of products.

Moreover, according to the benchmark research, best-in-class manufacturers have organisational structures designed to promote product innovation, and are four times more likely to employ PLM-related software capabilities.

Significant findings from the "Product Innovation Agenda Benchmark" report include:

- Corporate strategies place significant emphasis on profitable growth, with 82% of corporate strategies placing a high level of emphasis on growing product revenue, while 93% maintain at least some strategic emphasis on reducing product cost.
- Companies that have invested in product innovation have achieved an average of 19% increases in product revenue, 15% decreases in product cost, and 16% reductions in product development cost.
- Tangible financial benefits can be derived from an array of PLM-related improvements, requiring companies to view product innovation goals in business terms as opposed to just operational metrics. Most enterprises, however, do not measure innovation KPIs with required frequency or enterprise-wide focus.

Atos Origin

"Manufacturers are achieving operational improvements that yield significant bottom line results," says Jim Brown, vice president of product innovation and engineering research at Group and author of the report. "But companies are still confused regarding which of a wide selection of possible PLM improvements will best help them profit from innovation."

"It is encouraging to see product innovation being used as a means to profitable growth, says Adeeb Dhallai, partner, Atos Consulting. "Typically organisations focus their efforts on cost reduction and waste time on removing cost from a product or service that has been unnecessarily built in at an earlier stage in the development process. Leaders are clearly realising true value from implementing successful PLM processes by integrating suppliers and strategic procurement practices earlier in the development cycle."

The report offers insight and analysis to help companies utilise PLM to develop innovative products and bring them to market profitably.

To obtain a complimentary copy of the report, follow this link:

http://www.aberdeen.com/link/sponsor.asp?spid=30410194&cid=1963

About Atos Consulting

Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin.

About Aberdeen Group, Inc.

Aberdeen Group provides fact-based research and insights focused on the global, technology-driven value chain. Aberdeen's benchmarking, market and solution assessments, sales acceleration programs, and conferences support Global 5000 value chain and technology executives and the solution providers who serve them. For more information, visit www.aberdeen.com or call 617-723-7890.

Contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin and CWI sign 20 million euro contract for management of office automation

Utrecht, 16 November 2005 *- Atos Origin and the Dutch Centre for Employment and Incomes (CWI) have signed a contract today for Atos Origin to take over the entire management of CWI's office automation. Atos Origin will be responsible for managing around 8,000 seats, 50 servers, 1,750 printers and first-line support to end-users. Two data centres will be used to supply services in order to ensure utmost availability. The value of the contract is around 20 million euro and will run for three years, with an option to extend for a further year.*

Atos Origin takes on responsibility for workplace management and IT support for CWI. Together with its combined partners – Uitvoering Werknemersverzekeringen (UWV) and community social services – CWI forms the supply-chain for employment and incomes. CWI is thus the first and most important port of call for job-seekers and employers. Fulfilling a one-stop-shop role and the trend towards closer co-ordination right down the chain imposes greater requirements on IT support and office automation.

Atos Origin's innovative 'Next Generation Desktop' service will fit in seamlessly. The aims of the services to be supplied are to secure lower and more predictable costs, while minimising expensive migrations and improving flexibility. Over the forthcoming years CWI will have a state-of-the-art office-automation system at its disposal to support them in achieving their ambitious targets in the dynamic world of social security, and will be able to make a vital contribution towards further integration of the chain.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About CWI

The Dutch Centre for Employment and Incomes (CWI) is the first port of call for job-seekers and employers. Employers can approach CWI to source staff and obtain information about the employment market. Job-seekers can come to CEI to look for work, or to apply for unemployment benefit or social-security payments. In addition, CWI issues redundancy and unemployment allowances, and provides employment-legislation information. CWI is an independent governmental body (ZBO) and works on assignment to the Ministry of Social Affairs and Employment opportunities. CWI is run centrally and has around 130 offices spread throughout the Netherlands. Several thousand specialist advisors work at these offices. For further information, you can consult the CWI website: www.cwinet.nl.

For more information, please contact:

Marianne Hewlett
+ 31 30 299 5006
Marianne.Hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin presents its solutions for the "electronic health card" at MEDICA 2005 in Düsseldorf

37th World Forum for Medicine from 16 to 19 November at the Trade Fair Centre and Congress Centre in Düsseldorf, Hall 16, Stand G58 / Live presentation of "electronic health card" solutions with showcase partners Gemplus and SUN

Stuttgart, 16 November 2005 - *Atos Origin, a leading international Information Technology services provider, will participate at MEDICA from 16 to 19 November in Düsseldorf, Germany. The Group will demonstrate its expertise in the health care sector, particularly in the area of the "electronic health card," together with its showcase partners Gemplus and SUN Microsystems GmbH.*

Considering the Health care industry legal changes in 2006, implying that all insured persons in Germany are to be provided with an "intelligent" health card and all physicians with health professional cards, the Atos Origin Group, together with its partners, has developed dedicated solutions for the electronic health card. At MEDICA, Atos Origin will present how the single components necessary for optimal functionality and implementation of the health card work together.

According to Frank Bagdahn, Sales Public Director for Atos Origin in Germany, *"Considering the current requirements for standardisation set by gematik and the Federal Ministry of Health, the Atos Origin Group, on its own initiative and with the combined technological competence and innovative power of its partners Gemplus and Sun Microsystems GmbH, developed an all-round solution for issuing electronic health cards."*

Within the technology consortium, Gemplus, leading world-wide manufacturer of SmartCards, will present its card operation system for the electronic health card, an accompanying personalisation solution with interfaces to Atos Worldline's card management system and certification by Atos Origin.

During health card personalisation, data will be written on the SigG certified chip. The card will further be marked with visible features and a photo of the card's owner. High level of data security for the card data and their transfer to other media can be reached.

Atos Origin

With Atos Worldline card management system, patient cards can be administered. Patient card certificates are created through the Atos Origin Trustcenter. Atos Origin network connector offers secure access to the health network, and together with the insured persons master data service, and enables central verification routines in the health network. Card management implementation was realised in SUN Solaris. Sun Microsystems GmbH developed the solution for the preparation of insured persons' data.

On Booth G58 / Hall 16, the Atos Origin Group and its partners will demonstrate the benefits of the electronic health card for the physician's job. Experts will also describe how the card is produced, what insured data is needed for personalisation and which certificates and authentication mechanisms will be used.

A live showcase will present how the health card will be used "on site": reading a sample card in a corresponding card reader – establishing an internet connection using a network connector to verify the card at the Trustcenter – verifying the "validity" of the card – connection to the insured persons' master data service at the relevant insurers – card management using the card management system – data preparation (synchronisation and provisioning) with Sun Microsystems GmbH.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contacts:

Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email: nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin receives GlobalStar Award from Open Text for global ECM implementation

***Paris, 17 November 2005** - Atos Origin has received a GlobalStar Award from Open Text during the LiveLinkUp Orlando 2005 event. The GlobalStar Award recognizes real business value as well as competitive advantage using Open Text's Enterprise Content Management (ECM) technology. Atos Origin has achieved superior return on investment and set new industry standards through its innovative efforts with its Livelink ECM implementation across its sites in Europe.*

The GlobalStar Award recognizes Atos Origin's capability to deploy Livelink ECM in record time to 16,000 employees, with 460 e-communities and 300 workflows. Livelink ECM is an information management system that allows employees to share documents and other online content quickly and efficient, as well as manage and track information for compliance. The system has helped Atos Origin to optimize time to answer bids, reduce the costs of supporting several applications in multiple countries, and provide worldwide organizations with one single platform to distribute policies, procedures, presentations, and documents. Atos Origin's Livelink ECM solution includes: files & documents sharing, e-community (collaborative environment), project follow-up, workflows, and web forms. Livelink ECM also includes records management, e-mail management and content archiving.

John Kirkham, Executive Vice President of Global Sales at Open Text said: "Emphasis on the interconnected relationship between collaboration and content management is integral to deriving maximum business value from an ECM solution. We congratulate Atos Origin as an Award winner for its effective implementation of Livelink ECM, currently the largest ECM implementation in Europe."

Eric Guilhou, Management Board Member, Chief Financial Officer at Atos Origin concludes: "We have implemented Livelink ECM solution in less than one year which is used today by almost half of Atos Origin's employees worldwide, making it a truly global tool. Atos Origin is a firm believer of the value that ECM offers in today's competitive marketplace where having the right information at the right time is crucial to make strategic decisions. We are proud to receive the GlobalStar Award from Open Text which validates our strategy of offering our employees and customers state-of-the-art solutions and is a recognition of the collaboration between Open Text and Atos Origin."

Atos Origin

Atos Origin has already deployed Livelink ECM with customers worldwide. The solution offers an effective tool for international organizations to share the right information, quickly and efficiently.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About Open Text

Open Text™ is the leading independent provider of Enterprise Content Management (ECM) solutions that bring together people, processes and information in global organizations. Today, the Company supports almost 20 million seats across 13,000 deployments in 114 countries and 12 languages worldwide. For more information on Open Text, go to: www.opentext.com.

For more information, please contact:

José de Vries
Tel : + 33 1 55 91 24 53
Jose.devries@atosorigin.com

PRESS RELEASE

1000-Day Countdown to Beijing 2008 Olympic Games: Atos Origin on Schedule to Deliver the Games

First Games Management System For Olympic Family Accommodations in Operation

BEIJING, November 18th, 2005 *- As Beijing welcomes the 1,000-day countdown to the 2008 Olympic Games, Atos Origin, the Worldwide Information Technology Partner for the Olympic Games, today announced that the comprehensive sports IT project behind the XXIX Olympiad is right on schedule as it is closing on planning and designing, and is about to start on system building and integrating as early as the beginning of 2006. At the same time, Atos Origin has also successfully delivered to the Beijing Organizing Committee (BOCOG), the Accommodation System (ACM), which helps to manage the complex and ongoing accommodation requirements from thousands of Olympic family members in the years leading up to the Games.*

"We are pleased to see that the IT system for the Beijing 2008 Olympic Games is moving forward on schedule," said Yang Yichun, Director of BOCOG Technology. "This is a result of the joint efforts of BOCOG and Atos Origin, incorporating Atos Origin's tremendous experience in IT support of major events, as well as their profound understanding of the specific requirements of the Beijing Games. BOCOG is happy with the initial results and we appreciate Atos Origin's effective efforts in knowledge transfer from previous Games and building upon it according to our vision. "

Atos Origin is the Worldwide Information Technology Partner and Top Sponsor of the Olympic Games. The partnership is endorsed by the largest ever sports IT-related contract that covers the Game of Salt Lake City 2002; Athens 2004; Turin 2006; Beijing 2008; Vancouver 2010, and London 2012. In October 2004, only months after completion of the Athens Summer Games, Atos Origin began dispatching IT managers and engineers to start working on the Beijing project.

The delivery of a comprehensive accommodations software application nearly three years in advance, is one example of how the IT consortium led by Atos Origin will continue to support BOCOG on the technology front.

"The official 1000-day countdown is a further boost to our team and all the other stakeholders", said Patrick Adiba, Executive Vice President of Olympics and Major Events, Atos Origin. "With information technology playing an increasingly critical role in modern

Games, and with our 20 years of experience in supporting major events worldwide, we are dedicated to provide the best IT solutions for the Beijing 2008 Olympic Games."

Through its unique experience, Atos Origin has developed a powerful model to successfully manage Olympic IT projects, which can be broken down in five stages: planning, designing, building, testing and operating. In the coming two years and nine months, Atos Origin will thoroughly execute its game plan for the remaining three stages to ensure delivery of impeccable services and operations during Games time.

In addition to its role as Main Integrator for Information Technology, Atos Origin provides two main IT systems to run the Games:

1. GAMES MANAGEMENT SYSTEMS (GMS), often perceived as the ERP of the Olympic Games, that provides accreditation, transportation and accommodation schedules, medical encounter reports, sports qualifications and protocol information. The recently deployed Accommodation System (ACM) in Beijing is the first module of the GMS;
2. INFORMATION DIFFUSION SYSTEMS (IDS) which relays results and athlete information to on-site athletes and media representatives and Olympic family members, as well as to millions of TV and internet viewers around the world.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:
Michelle Liu Tel: +86 10 64376668
michelle.liu@atosorigin.com

Marie-Tatiana Collombert Tel : +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin and SAND Technology Announce Cooperation

SAND Searchable Archive enables more efficient storage for SAP NetWeaver solutions

Hamburg/Stuttgart, November 21, 2005 - *Atos Origin and SAND Technology have announced the signing of an agreement to cooperate in Germany in the field of "Nearline Storage for SAP NetWeaver Business Intelligence (SAP NetWeaver BI)" in conjunction with the SAND Searchable Archive. The initiative is expected to result in added value for both companies and their customers.*

"The combination of our consulting expertise as a Special Expertise Partner (SEP) for SAP NetWeaver in Germany and the SAND Searchable Archive for SAP NetWeaver BI enabling SAP users to improve the performance of their data warehouse and reduce the total cost of managing data, enables us to offer our clients significant added value for their SAP solutions," explains Gerhard Fercho, Managing Director of Atos Origin in Germany.

"By leveraging our years of experience, we have reacted to the explosion in size of data warehouses by providing the SAND Searchable Archive as an effective analytic archiving solution. As a specialist in analytic applications, we are extremely pleased to provide innovative data management capabilities for SAP solution environments. This enables SAP customers to use their data warehouses in a more efficient manner," adds Roland Markowski, Managing Director of SAND Technology Deutschland GmbH.

SAP NetWeaver BI helps companies to identify, consolidate and analyze disparate business data found in heterogeneous sources in order to convert it into useful information. Companies are thus able to make informed decisions and take action early in order to be successful. With SAND Searchable Archive for SAP NetWeaver BI, data that is currently not necessary can be extracted from the SAP NetWeaver BI system and placed into a nearline archive where it can be stored cost-effectively yet remaining accessible for queries and analysis. Due to the low cost of the nearline archive, the interface for use in SAP NetWeaver BI archiving solutions leads to lower total operating costs and a rapid return on investment for customers who run large, enterprise SAP NetWeaver installations.

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About SAND Technology

SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data. SAND Searchable Archive allows organizations to cost-effectively retain data for extended periods of time while SAND Analytic Server facilitates better business insight.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecom-munications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada , the United Kingdom and Central Europe . For more information, visit www.sand.com or www.sandtechnology.de

Media Contacts

Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11

Email: nicola.popoff@atosorigin.com

SAND Technology Deutschland GmbH
Roland Markowski
20095 Hamburg
Tel: 040 / 32 00 5-836
E-Mail: roland.markowski@sand.com

Atos Origin

PRESS RELEASE

Atos Origin Starts Roll-Out of ePharmacy Service across Scotland

London, 23 November 2005 *-Atos Origin, a leading IT services company, today announced that it has commenced roll out of an ePharmacy Service across Scotland, to the 1150 community pharmacies in all 15 NHS Boards.*

The ePharmacy Service will replace what is currently a 100% paper based service with an electronic solution that will support pharmacists in delivering pharmaceutical care services which will both improve patient care and provide faster and more efficient processing of prescriptions.

As NHSScotland's IT partner, Atos Origin, in partnership with PA consulting and NHS National Services Scotland (NSS), designed, built and manages the delivery of the ePharmacy infrastructure, which will connect general practitioners and community pharmacists to the central message store and to the registration and payment systems. In addition, Atos Origin will work with NSS to manage the transition from a development programme into a fully operational service, including future proofing.

The roll-out of ePharmacy will be in three phases. Phase one, now underway, is the Minor Ailment Service covering the treatment of self-limiting common clinical conditions and ailments. It allows registered patients to receive prescribed and dispensed items direct from the pharmacist without the need for a visit to the doctor. The second phase is the Acute Medication Service covering pharmaceutical care of patients with acute conditions and the third phase is the Chronic Medication Service covering pharmaceutical care of long-term conditions. In this phase the GP is responsible for the initial prescription and the pharmacist for on-going management of that patient's care for up to 12 months.

The ePharmacy service supports the introduction of the new community pharmacy contract in Scotland and is a key enabler for the Scottish Executive's strategy for pharmaceutical care, 'The Right Medicine'. ePharmacy enables the electronic transfer of prescriptions from the doctor's surgery to the pharmacy and then an electronic claim from the pharmacy to the Practitioner Services payment systems, once the prescriptions have been dispensed.

A Scottish Executive spokesperson said: "We very much welcome the progress being made by the ePharmacy Programme technical team, staff at NHS National Services Scotland and all of the Pharmacy System Suppliers in developing the IT functionality required to underpin the new community pharmacy contract. The progress on eMAS will initially support those community pharmacists providing the Minor Ailment Service to patients in Ayrshire & Arran and Tayside - but the benefits will eventually be Scotland wide."

Atos Origin

Dave Green, programme manager, Atos Origin said: "The significance of this stage is that we now have an infrastructure in place onto which we can deliver all the technology support for ePharmacy."

Derek Ward, executive vice president, UK Markets and Accounts, Atos Origin said: "The health sector is a key focus for Atos Origin and this contract highlights the company's experience and expertise in delivering IT solutions that truly benefit patients while delivering significant efficiencies for governments."

The ePharmacy delivery infrastructure is compatible with all pharmacy software systems supporting the ePharmacy delivery programme including the current implementation of eMAS via CegedimRX, Enigma Health and AAH pharmacy systems.

Under a contract awarded in 1999 and extended in 2004, Atos Origin is NHSScotland's IT partner through to 2007. Atos Origin is responsible for managing the national IT infrastructure and providing systems integration services to support NHSScotland's 150,000 employees in providing top quality healthcare to the people of Scotland.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Fundació Fòrum Ambiental and Atos Origin produce the first edition of a Report on Information Technology applied to the Industrial Waste Management Sector in Spain

- The aim is two-fold: to provide a response to the needs arising from breakthroughs in new information technologies and to meet the EU requirements concerning information exchanges in the field of industrial waste management, which affect both the public authorities involved and companies themselves.
- The report is intended to provide a list of information technology (IT) used in a business setting and by the various public authorities responsible for this area in Spain, while proposing unified criteria in order to create a single data highway shared by all the players involved (regional governments - called autonomous communities in Spain - the central government, the European Union and companies.

Barcelona, 23 November 2005 *- Fundació Fòrum Ambiental (FFA) and Atos Origin, a leading international IT company, have launched a strategy to bring together and promote collaboration among players in the industrial waste sector, by drawing up a report on information technology in this area. The initiative sprang from the desire to meet the latent needs of the various public authorities and production companies, carriers and industrial waste managers, who need to adapt to increasingly demanding legislation, in particular from the EU.*

The Report on Information Technology in the Industrial Waste Sector is intended to provide a list of information technology (IT) of this kind used in a business setting and by the Spanish authorities, while proposing unified criteria in order to create a single data highway shared by all autonomous communities in Spain.

The report's main action areas include the following: identifying the best practices in Spain and abroad in various action plans concerning information exchanges; providing a list of the current information systems available for managing industrial waste and the public architectures available in Spain; defining the technological infrastructure and information needs of the players involved in managing such waste; setting up the user community and the main relationships; setting out and reporting the short-, medium- and long-term plans of the various autonomous communities involved and, finally, setting up a framework for comparing legal aspects throughout Europe; and drawing initial conclusions that we can build on in the future.

The study is being drawn up by carrying out fieldwork (interviews with a set of companies pre-selected by the regions involved) to gather data for the final document, which will make it possible to work in accordance with EU regulations.

According to Carles Mendieta, Head of Fundació Fòrum Ambiental, ***"Through this project FFA and Atos Origin want to find out whether production companies, carriers and industrial waste managers in Spain are ready to account for and provide the respective regional governments with information about environmental costs. We also want to find out whether they have a good connection to the Ministry of the Environment in order to send data quickly and reliably. When the results come through the various regions will be able to see the position companies in the industrial waste management sector are in with regard to information technology. They will thus be able to help them decide on the best computer tools to manage their contacts and make use of information technology".***

The idea of drawing up the Report on Information Technology applied to the Industrial Waste Management Sector arose in March 2005 at the 3rd Conference of the Environmental IT Society held in Barcelona. This conference was also promoted by Fundació Fòrum Ambiental and Atos Origin and is a place where the various companies in the sector, the authorities and universities can be brought together and joint initiatives can arise in the field of information technology.

"The production of this report is a unique event that will give a major boost to improving industrial waste management. By setting up a knowledge base for each Spanish region and its managers the first environmental information community will be created. The idea is to apply experiences of exchanging information from other sectors, such as food and pharmaceuticals in which we are experts, to a key sector for our country's industrial future", said Ramón Grau, Atos Origin's Industry Business Manager, who added, ***"The support and interest shown by the various waste agencies in each region is proving key to carrying out the project".***

Organisations actively involved in the project include Fundació Fòrum Ambiental and Atos Origin, who are heading up the initiative, companies such as SAP and MARE (Medio Ambiente, Agua, Residuos y Energía), the Tradebe Foundation and the Spanish autonomous communities of Catalonia, Cantabria, the Basque Country and La Rioja. A further 10 regions are considering taking part, including Madrid, Navarre, Galicia and Valencia.

About Fundació Forum Ambiental

Fundació Fòrum Ambiental is a non-profit organisation, the aim of which is to create a platform for dialogue and cooperation among companies, public authorities and the rest of society, in order to produce and jointly apply a more sustainable development model than we currently have.

It works in three main areas:

- Information and education
- Carrying out projects
- Supporting training and research programmes

The aim of these work areas is as follows:

- Making environmental awareness part of business culture

- Educating society that sustainable business growth protecting the quality of the environment are compatible aims

- Developing and protecting a home-grown environmental business sector

About Atos Origin

Atos Origin is an international IT service company. Its business is turning its clients' strategic vision into results through better use of consulting, systems integration and outsourcing solutions. The company employs over 46,000 staff in 40 countries with annual turnover of more than €5 billion. Atos Origin is a worldwide information technology partner for the Olympic Games and its customers are large international companies in all business areas. Atos Origin is listed on the Eurolist Market in Paris and operates under the names of Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information contact:

Antonio Ferreiro
Atos Origin
Tel. 91 440 88 00
antonio.ferreiro@atosorigin.com

Lydia Ruiz, PR Department of Fundació Fòrum Ambiental
Tel. 93 285 19 19
lydia@mapadvisers.com
www.forumambiental.org

Atos Origin

PRESS RELEASE

Atos Origin completed its unique portal-based IT solution for World Summit on the Information Society

Selection as "IT provider to the IT Summit" confirms leadership in high-profile event management

***Paris, Tunis, 28 November 2005** - Atos Origin, the leading IT Services provider today announced the successful completion of its unique portal-based participant management solution for attendees to the World Summit on the Information Society, in Tunis from November 16th to 18th, 2005. The portal gave organizing Committee members and journalists, dynamic access to the information and tools they need to fulfill their roles prior to and during the Summit.*

Atos Origin was selected as "IT provider to the IT Summit" by the World Summit on the Information Society Organizing Committee, WSISOC on the strength of its track record in many high-profile events including the Mediterranean Games of 2001, held in Tunis.

"We were looking for a partner with an excellent track record, a very good knowledge of the local market and the creativity to develop an imaginative solution that would ensure this important and complex event runs as smoothly and productively as possible for all participants", *said Habib Ammar, President of* WSISOC. "In Atos Origin, we've found the right blend of innovation and experience."

Over three days, the Summit addressed the major issues facing the information society, including the global harmonization of policies, payments, networks and services, as access to new technologies threatens to deepen the chasm between developed and developing areas of the world.

Atos Origin designed the portal to help participants gain maximum value from the Summit by providing simple, consistent access to information and a wide range of applications. WSISOC members as well as journalists had their own workspace containing the tools they needed. The system also handled physical access management using RFID badges. The portal was directly accessible from PC workstations, or via the Internet, Wi-Fi link, or UMTS.

Work on the project started in May 2005. The solution is based on Microsoft Sharepoint, and Atos Origin set up secure and redundant network architecture with more than 40 servers and 1000 workstations sited in the various Summit venues, the accreditation centre, and various Tunis hotels.

Atos Origin

During the Summit, Atos Origin supervised operations from a specially built Control Centre, with a 100-strong team drawn from Atos Origin, WSISOC and volunteers - providing support to ensure that all users enjoy smooth and simple access to the technology.

"This summit is of a huge importance for us and we are very pleased to be involved in this project as IT professional first but also as member of the IT society. Our goal is to deliver complete, seamless solution and services to the organizational committee and to all participants before and during the summit", *said Luigi Giacalone, CEO Atos Origin for Mediterranean & Africa.* "In adopting this collaborative portal approach, we're building on the know-how gained by the Major Events unit responsible for delivering complex projects such as the Olympic Games since 1992, and other large conferences such as the 2002 Summit of the Sustainable Growth held in Johannesburg."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contacts:
Atos Origin EMA
Stephanie Berthe
Tel : +39 06 8307 4289
stephanie.berthe@atosorigin.com

Atos Origin Corporate
Anne-Marie Capilla
Tel.: +33 1 55 91 20 52
Email: anne-marie.capilla@atosorigin.c

Atos Origin

PRESS RELEASE

Atos Origin Netherlands joins the WishUmobile steering committee

Utrecht, 29 November 2005 *- Atos Origin Netherlands has joined the steering committee of WishUmobile - a Dutch independent knowledge platform in the field of mobile data solutions. WishUmobile's goal is to support and give guidance to users in their searches for a good supplier of mobile data solutions; and to promote clearly the value that mobile data solutions bring to business.*

Atos Origin is an international IT services company that offers, among other services, end-to-end mobility solutions, e-mail and other PIM data to ERP and scheduling systems, corporate networks and intranet sites. The prominent IT services provider is now part of the WishUmobile steering committee.

"The main reason to participate in WishUmobile is the opportunity to share market intelligence and join forces with other participants, in order to bring clarity and transparency to mobile data solutions," says Hans Leijting, Telecoms Sales & Client Manager at Atos Origin Netherlands. "Developments in the field of mobile data solutions are really taking off. Under the influence of Multiplay and the high availability of bandwith for all data-transmission carriers, great opportunities exist to fully exploit the added-value of mobile data solutions. As the talk is all about packet switch-transmission, these solutions can now be implemented much more rapidly than previously. It is vital to move these topics higher up company agendas. An independent knowledge platform like WishUmobile can make a valuable contribution."

Many firms intend to make their processes 'mobile'. Very often they have difficulty locating the provider that will best meet their requirements and wishes. "We give them the information they need," says Roderick Wijsmuller, Managing Director at WishUmobile. "Thus, it is important that all suppliers of products and services in the field of mobile data solutions join WishUmobile. We are of course very pleased that Atos Origin has taken this step."

WishUmobile provides a complete overview of the mobile data solutions market. At www.wishumobile.nl, visitors have a chance to research information on all suppliers. By using online orientation and selection pathways, a short-list can be produced, based on their specific requirements and wishes.

Atos Origin

About WishUmobile

WishUmobile analyses the wishes of companies and the latest opportunities and developments in mobile data solutions together with customer organisations, suppliers and market specialists. They believe in the added-value of mobile applications and have become specialists in supporting and giving guidance to organisations. They will help you find the right supplier(s) and the right product, being totally impartial. For further information, you can look up the WishUmobile website: www.wishumobile.nl

WishUmobile is a brand-name of Want2manage BV. Want2manage is also engaged in the fields of software management tools and outsourcing. For more information, go to www.want2manage.nl.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

For more information, please contact:

WishUmobile
Remco van Dijk, Marketing Director Want2manage BV
Telefoon: (010) 214 2208; e-mail: Remco.van.dijk@want2manage.nl

Atos Origin
Marianne Hewlett, Senior Vice President Global Marketing Communications
Telefoon: (030) 299 5006; e-mail: marianne.hewlett@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Launches Next Generation Desktop

Partnership with Intel and Microsoft offers combined strengths of market leaders

Singapore, 30 November 2005 *- Atos Origin, a leading international information technology services provider, today launches in partnership with Intel and Microsoft, its Next Generation Desktop (NGDT) solution in Asia Pacific. NGDT offers a range of innovative workplace solutions for the integrated management and maintenance of workstations and network systems with significant reduction in total cost of ownership (TCO), pricing transparency, migration flexibility and operational versatility.*

According to IDC, a leading provider of global IT research & advice, the Asia Pacific (excluding Japan) market for desktop outsourcing is expected to grow at a CAGR (04-09) of 17.5% to over US$1.5billion in 2009.

"Increasingly, more large corporations are either establishing new or scaling up their existing operations in the Asia Pacific. We believe that the NDGT is a suitable outsourcing option for companies seeking a reliable and proven service provider to manage and maintain their workplace IT environment in support of a hybrid environment in the future," said Mr Peter C A de Jong, Atos Origin's Global Director, Business Development for NGDT.

Next Generation Desktop is Atos Origin's Award Winning global solution for the workplace, including mobile solutions such as laptops and PDA, desktops, tablet-PC, smartphones and multifunctional printers. Based on a strong vision and seamless architecture, NGDT provides secure, flexible and portable working systems to public and private organizations and allow end-users to easily access their company's systems and information, thus making it possible for them to work anywhere, at any time.

The Next Generation Desktop's modular services, which include heterogeneous device support (Desktop, Laptop, Tablet PC and thin client), Self Service Support Portal, VoIP and Multifunctional Printing, are designed to meet clients' needs for user-friendly, flexible and seamlessly integrated total solution for the workplace environment.

"Next Generation Desktop is another best in class service that Atos Origin can offer to enterprises in the Asia Pacific," said Mr de Jong. "In particular, our partnership with market leaders like Intel and Microsoft enables us to provide excellent value for money solutions that few can match."

Atos Origin

Atos Origin is one of the first IT services companies to integrate Intel® AMT (Intel Active Management Technology) in its desktop offering. This Intel technology offers innovative functionality, which allows Atos Origin to provide remote troubleshooting, remote asset tracking, deploy patches and repair infected systems at any time regardless of the OS or system state, which significantly improves the quality of desktop management. Through Intel AMT, Atos Origin will offer next to zero customer downtime.

During the Microsoft Worldwide Partner Conference, held last July, the Next Generation Desktop global solution has been awarded as best in class for "Deployment within the Information Worker" category, thanks to its ability in helping customers grow their market opportunities and improve customer services. In addition, the award underpins Microsoft's and Atos Origin's common intention in developing new solutions based on NGDT.

"Although desktop services are seen as a commodity, direct access to relevant data is critical for the business. By leveraging the latest technologies from Intel and Microsoft, Atos Origin's NGDT solutions, with its array of innovative functionalities and broad client device support, allow for an "ubiquitous computing" environment. NGDT provides a well defined technology roadmap and significant savings," said Mr Rudi Depaepe, Vice President, Managed Desktop, Atos Origin Asia Pacific.

About Atos Origin
Atos Origin is an international consulting and information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 2,300 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector.

About Intel
Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Microsoft
Founded in 1975, Microsoft (NASDAQ:MSFT) is the worldwide leader in software, internet services and technologies for personal and professional computer use. It offers a wide range of products and services designed to optimise the user experience through outstanding software – any time, anywhere and on any kind of equipment. For further information see http://www.microsoft.com/

Media Contact
Vivien Goh
VP, Marketing Communications
Atos Origin Asia Pacific
tel : 65-6832 2617
Fax : 65-6832 2600
e-mail : vivien.goh@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

Atos Origin

PRESS RELEASE

Atos Origin and MasterCard: Partners in purchasing card transaction management

Paris, 1 December 2005 - *Atos Origin and MasterCard Europe have entered into a partnership to help their French banks customers handle the sharp growth in purchasing cards. From the end of 2005, the Atos Worldline platform will integrate the processing of MasterCard purchasing card transactions in France.*

As operator of the purchasing card e-banking platform since 1996, Atos Worldline took over full running of the service in 2004 and developed a new purchasing card platform for 4 leading French banks using its Worldline Pay card management software and its offer of paperless processing of invoices, Worldline Invoice. Atos Worldline has regularly added major improvements to its platform to enable its banks clients to benefit from a service that is always as closely as possible in tune with their customers' expectations.

Pascal Dehaussy, banking, finance and insurance manager at Atos Worldline said, "*This partnership will allow Atos Worldline to enter a new strategic stage, opening its processing platform up to MasterCard transactions. With this enhancement to its solution, Atos Worldline now offers the only system on the market that provides interoperability between the buyer's and supplier's banks.*"

This platform is made available to banks on a turnkey basis and consists of a shared central core on which each bank can develop its own customised offer. Its extension to include MasterCard purchasing card is a major development for the banks clients. It allows them to provide a diversified offer and benefit from a unique competitive advantage by also offering access to the tailored solution MasterCard Smart Data OnLine™. This is a complete transaction management and analysis tool, accessible on-line, which can be fully integrated into clients' accounting infrastructure.

Laurent Vreven, Product Manager for Company Payment Solutions, MasterCard Europe, said, "*This partnership with a leading player such as Atos Origin is a great opportunity for MasterCard and is a sure sign of our commitment to companies and the public sector. Combined with our Smart Data Online™ reporting solution, this platform allows banks to provide a flexible and absolutely complete solution to their customers.*"

Jean-Yves Neveu, Vice-President for Public Sector Payment Solutions, MasterCard Europe, added the following: "*With this solution MasterCard is providing an appropriate response for banks that want to take advantage of the great boost the public sector is giving to the purchasing card market.*"

Atos Origin

About The Purchasing Card

The Purchasing card was launched at the beginning of the 1990s in the United States as a public sector initiative to find a simple tool to enable small purchases to be made (average amount US$350). The Purchasing card allows purchases to be delegated to the end user by implementing a highly sophisticated control system. It is also a quick payment tool for suppliers. This system has been quickly taken up by companies as the concept has become more widespread in other countries. Following tests carried out by French Ministry of the Economy, Finance and Industry in October 2004, a Prime Ministerial decree allowed the purchasing card to be launched in the public sector. Since then, there has been rapid growth in the market not just in the public sector but also in the corporate world.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

About MasterCard International

MasterCard International is a leading global payments solutions company that provides a broad variety of innovative services in support of our global members' credit, deposit access, electronic cash, business-to-business and related payment programs. MasterCard manages a family of well-known, widely accepted payment card brands including MasterCard®, Maestro® and Cirrus® and serves financial institutions, consumers and businesses in over 210 countries and territories. The MasterCard award-winning Priceless® advertising campaign is now seen in 105 countries and in 48 languages, giving the MasterCard brand a truly global reach and scope. For more information, go to www.mastercardinternational.com.

Atos Origin

Press Contacts :

Atos Origin

Emilie Moreau

Tél : 01 55 91 24 74

Email : : emilie.moreau@atosorigin.com

MasterCard Europe

Julia Marty

Tél. : 01 53 32 09 13

Email : jmarty@webershandwick.com

Amine Megzari

Tél. : 01 53 32 09 22

Email : amegzari@webershandwick.com

Atos Origin

PRESS RELEASE

Atos Origin delivers secure Accreditation System for the Torino 2006 Olympic Winter Games

Paris/Torino, 5 December 2005 - *Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced the successful delivery and implementation of the Accreditation (ACR) system for the Torino 2006 Olympic Winter Games. ACR is a critical tool that will ensure efficient management and secure authorization of the estimated over 90,000 people's movements during the Olympic Games next February 2006.*

Atos Origin has designed and implemented the system that will be used for the Torino Games accreditation process, in co-operation with the International Sports Federation, Torino 2006 Organising Committee (TOROC), and the law enforcement agencies. Over 90,000 estimated athletes, coaches, National Olympic Committee officials, media, VIPs, staff, and volunteers will require privileged access to the Torino Olympic Winter Games and will be registered and granted security clearance.

Combining a physical ID badge and scanning system with back-office database applications linked to the Games IT network, the Atos Origin Accreditation System for the Olympic Games identifies the accredited participants for events, manages registration processes, assigns access privileges and other rights to individuals, and provisions access control information.

In addition to IT capabilities provided by Atos Origin, the accreditation process includes extensive security checks by law enforcement agencies, as well as immigration checks for non-EU citizens, since the Olympic Games accreditation badge will also serve as an entry visa for the duration of the Games.

The estimated 90,000 accreditations will be collected, processed and distributed through the Olympic Main Accreditation Center (MAC). This facility has been successfully delivered by Atos Origin, in co-operation with other suppliers, last October the to TOROC.

"Through the ACR, Atos Origin brings clarity from a very complex IT function by controlling access to venues and providing participants' data", stated Enrico Frascari, Technology General Manager for TOROC. *"Atos Origin has successfully delivered the ACR system on time and to specifications, enabling the Accreditation department to start the registration process as planned."*

Atos Origin

"This is a critical part of the IT security at the Olympic Games. Each accreditation badge has a number of security layers to it including barcode technology that contains access privileges and visual identification. As the Olympic Games are not a technology showcase, we only use tried and tested technology to ensure that the systems work," says Claude Philipps, Atos Origin Olympic Winter Games Program Director.

Atos Origin has been providing the Accreditation System since the 2002 Salt Lake Games and customized the application for each Games' specific language, local law enforcement and immigration requirements.

ACR is a key component of the Games Management System, one of the two main IT systems designed and built by Atos Origin to run the Games, providing accreditation, transportation schedules, medical encounters reports, sports qualifications and protocol information.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, under TOROC Technology Department supervision, Atos Origin, as the lead systems integrator, is managing a consortium of more than 10 technology partners and suppliers.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:

Emilie Moreau

Tel: +33 1 55 91 24 74

emilie.moreau@atosorigin.com

Marie-Tatiana Collombert

Tel: +33 1 55 91 26 33

marie-tatiana.collombert@atosorigin.com

PRESS RELEASE

Regulatory Burden Prevents CFOs Increasing Strategic Value

Atos Consulting survey indicates that the regulatory burden, even in the areas of corporate governance and risk reduction, is not helping seven out of eight European CFOs increase the strategic value that they add to their companies.

London, 5 December 2005 - *CFOs of major European companies feel that the increased regulatory burden taken on by the finance function, has impacted on their ability to increase their strategic value to the business, according to a survey by Atos Consulting, the global consulting practice of Atos Origin.*

Even though many consider that the new regulations have a positive impact upon finance and IT controls, CFOs appear to be losing their place at the table when it comes to influencing reputation and strategy. The survey found that four out of ten European CFOs believe that compliance burdens actually reduce their own strategic business involvement.

"Whilst there are some clear benefits emerging from the implementation of compliance programmes, there's no doubt that increased workloads have resulted in CFOs having less time to focus on the value-add aspect of their roles," said Fred van der Waa, partner, financial services, Atos Consulting. "The finance function recognises the importance of its position in promoting public confidence in a company's stewardship, for example, or in implementing business strategy, but it appears that finance is 'rolling backwards' in terms of being able to make a real impact in these key areas."

The European survey looked at CFOs' attitudes towards a raft of recent and forthcoming financial regulations: IFRS, Sarbanes-Oxley, Basel II, MiFID, LSF and Tabaksblat . Interestingly, despite all the criticism surrounding Sarbanes-Oxley, 59% of those questioned see it as having a positive impact on financial controls. One potential benefit could be the increased transparency around controls and procedures within the business as usual Sarbanes-Oxley environment, which should reduce ongoing audit costs.

To a lesser extent, IFRS was also regarded as being very helpful in ensuring tighter controls: 34% of CFOs see it as being a positive benefit in promoting this and an alarming 77% of finance departments are still performing some degree of manual intervention to produce results. Basel II scored very highly with those working within the financial services sector when questioned about its impact on greater transparency of risk (71%) but an

astonishing 75% do not see it as having a positive impact in protecting consumers against corporate failure – the very reason Basel II came into being in the first place.

The next compliance milestone for the financial services sector will be MiFID, due to be introduced in November 2007. Eight out of ten of CFOs in the financial services sector have not yet started to work on complying with standards.

The survey results were compiled from the responses of 236 European CFOs, or their nominated specialists, working in top 500 companies in France, the Netherlands Spain and the UK.

Click here for a breakdown of the relevant data.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Atos Consulting

Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors. http://www.atos-consulting.com

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin processes cash payments in the first EMV-certified cash dispensers in Germany

Frankfurt/Main, 5 December 2005 *- Atos Worldline, an Atos Origin Company, is processing EMV chip-based transactions with Visa cards in Deutsche Postbank cash dispensers, the German post office bank. In the near future, all of Deutsche Postbank AG's 2,000 cash dispensers in Germany will be converted to the progressive and extremely secure EMV standard, operated via Atos Worldline's central acquiring systems.*

With this step, Atos Worldline – which as Germany's foremost processing player has been supporting the distribution and processing of EMV Visa cards since as early as 2002 (the processing of EMV MasterCards followed in 2003) – is once again underscoring its innovative leading role in card-supported payment traffic. Just a few weeks ago, also by means of the acquiring systems developed by Atos Worldline, the first V PAY transaction in Germany – likewise based on EMV – was successfully completed.

Experience in the provision of ATM services for the Post Office Bank

The company has been carrying out ATM cash payments for Visa cardholders on behalf of Deutsche Postbank since as early as 1993 and obtains the requisite debit authorisations from Visa Europe and Visa International for the bank. In addition, the company processes transaction dates, collects refund amounts and in this connection handles any complaints and related payments.

Processing of cash payment transactions on behalf of almost 150 financial institutions

In total, Atos Worldline, as the leading service provider in Germany, possesses over more than 14 years' experience in handling ATM and manual cash payments for Visa cardholders. In addition, Atos Worldline executes withdrawals made using MasterCard, Cirrus and Maestro cards and is responsible for processing operations for leading financial institutions in Germany.

Furthermore, through intelligent online networking with another of the firm's processing centres in France, Atos Worldline handles Visa transactions from six African states. Synergies in this area are a far from minor reason for the above-average growth, which has been sustained for some years, of both Atos Worldline and its partner banks.

Kai Schlüter, Self-Service Banking division manager, Deutsche Postbank: *"With the introduction of EMV into our cash dispensers, we are providing our customers with added value, as we are able to offer a state-of-the-art service in terms of the safety of bank transactions. In addition, we are delighted that the first national EMV-certified cash dispenser is a post office bank machine."*

"We are delighted by Deutsche Postbank AG's decision to implement new technologies together with us for the benefit of our customers", states Erik Munk Koefoed, Managing director of Atos Worldline in Germany. *"The global EMV standard for smart cards is a basic building block for new service offerings and products that go beyond national borders. Atos Worldline is in an excellent position thanks to the intelligent networking of our European development and processing entities. This enables the company to offer its customers faster and more flexible added value, in turn allowing it to continue to experience above-market growth in the future. Europe is our home turf – we are going to exploit this home advantage!"*

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin Company, is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contacts

Anja Müller (Germany)

Tel.: +49 (0 69) 66 57-14 01

Email: anja.mueller@atosorigin.com

Emilie Moreau (international)

Tel : +33 (0)1 55 91 24 74

Email : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Vmobile Nigeria turns to Atos Origin and airwide solutions to launch interactive services

Atos Origin and airwide provide Vmobile with a simple and reliable USSD solution to launch revenue-generating services to its entire customer base

Johannesburg, South Africa and London, UK, 8th December 2005 *- Atos Origin, a leading international information technology (IT) services company, and airwide solutions, a global leader in providing mobile infrastructure software to enable, enhance, and ensure mobile communications for wireless operators, today announced that they have been selected by Vee Networks Nigeria Limited (Vmobile Nigeria) to deploy a USSD (Unstructured Supplementary Service Data) Gateway, Aircode, to launch GPRS services.*

Aircode makes it possible for Vmobile Nigeria to rapidly deploy interactive applications such as Vmobile's Call-Me-Back service, TV voting, or transactional services like m-banking that will significantly improve revenues. Aircode works on the majority of legacy handsets and offers a seamless end-user experience, ensuring mass-market penetration and rapid increase in voice and data usage.

A further benefit of Aircode is the enhancement and simplification of customer care services such as account balance inquiry and account recharge which is currently performed using the IVR (Interactive Voice Response). Aircode complements the existing IVR, offering an efficient and cost-effective self-care alternative to Vmobile subscribers. Atos Origin offered and integrated airwide's Aircode solution to Vmobile Nigeria.

"The high quality and reliable solutions from airwide made it the obvious choice for Atos Origin to answer Vmobile's new GPRS initiatives and we are delighted to be working with a flexible, dynamic and committed company like airwide" said Alain M. Michel, Managing Director of Atos Origin South Africa.

"Airwide and Atos Origin have supplied us with a solution that will enable Vmobile Nigeria to offer a whole range of new interactive services and more importantly, a significant increase in voice and data revenues," said Eric Valentine, Acting Chief Engineering Officer for Vmobile Nigeria. *"Aircode is a proven solution offered by a team of experienced and dedicated people. This combination convinced us to choose Aircode."*

The Vmobile project extends airwide's footprint into the African market. *"The deployment of Aircode at Vmobile marks a significant milestone for the operator and for the Nigerian market in general. It demonstrates the strong growth of telecommunications in the region and the commitment from Vmobile Nigeria to provide innovative ways for its subscribers to use new services,"* commented Peter Balchin, President of the EMEA region for airwide solutions.

About VEE NETWORKS Nigeria Limited

VEE NETWORKS Nigeria Limited (Vmobile Nigeria) was granted a licence to operate a digital mobile GSM network in Nigeria on 9 February 2001. Vmobile Nigeria is aggressively expanding and increasing capacity of its network. This includes coverage in new services areas, enhancement of existing capacity and an extensive backbone infrastructure. Vmobile Nigeria has in the region of 3,6 million subscribers. Vmobile Nigeria's customers include some of the most prominent banks, businesses and multi-nationals in Nigeria from various industries. Vmobile Nigeria has commenced the implementation of extensive coverage of the country tagged Project R.O.S.E, which entails the investment of $2 billion to install 3,000 base stations to expand coverage and improve service quality to world-class standards by 2007. Our network now provides coverage to most parts of Nigeria, including all the commercial centers and State Capitals.

For further information:
Emeka Oparah
Tel: +234 802 190 1120
Email: eoparah@vmobile-nigeria.com

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin Press Contacts:

Atos Origin EMA

Stephanie Berthe

Tel: +39 06 8307 4289

stephanie.berthe@atosorigin.com

Atos Origin Corporate

Anne-Marie Capilla

Tel: +33 1 55 91 20 52

anne-marie.capilla@atosorigin.com

About *airwide solutions*

Atos Origin

airwide solutions is a global leader in providing mobile infrastructure software to enable enhance and ensure mobile communication for over 70 wireless operators worldwide. *airwide solutions* was founded on July 26, 2004 following the merger of Schlumberger Messaging Solutions (MSG) and Taral Networks. *airwide solutions* has a rich tradition of innovation. *airwide solutions* sent the first commercial SMS (Short Message Service) in 1992 and deployed the first A2P (Application to Person) MMS push gateway in 2004. Core products include: SMSC, SMS Routers, MMSC, MMS push, MMS Routers and Gateways for Value-Added-Services (VAS) Management, Mobile Device Management, Handset Fraud Prevention, Anti-Spam and Anti-Spoof solutions. *airwide solutions* has regional offices in England, Canada, Australia and the United States.

Please visit www.airwidesolutions.com for more information.

For further information:
Nicole Gruslin
airwide solutions
Email: nicole.gruslin@airwidesolutions.com
Telephone: 1 (450) 646 4163
Mobile: 1 (514) 581 1373

Europe:
Tanya Pedashenko or Molly McDonagh
Email: tpedashenko@golinharris.com or mmcdonagh@golinharris.com
Telephone: +44 207 067 0630 or +44 207 067 0624

Atos Origin

PRESS RELEASE

Atos Origin and BASE sign IT outsourcing agreement

Zaventem, 12 December 2005 - *Atos Origin, an international IT services provider, has signed a five-year IT outsourcing agreement to take over the IT management services of the Belgian mobile telecommunications provider BASE, a subsidiary of the Dutch company KPN. Atos Origin is responsible for the IT infrastructure, application management services and operational support. As part of the outsourcing process, around 40 employees are being transferred to Atos Origin. Both parties have agreed not to disclose the contract's value.*

Following earlier BASE announcements on its strategy to explore partnership for IT outsourcing, the Belgian mobile telecommunications company chose Atos Origin as exclusive IT services provider.

Atos Origin manages and operates the IT infrastructure, including data center, service desk, servers, data base and security management, storage. In the application operations area, BASE is transferring all applications management services, including corrective & evolutive maintenance and third parties management. Atos Origin also takes care of all operational support. BASE will continue to influence the strategic orientation of IT activities.

Bart Vandesompele, Head of Corporate Communication at BASE stated: "BASE continues to reduce its activities to what belongs to our core business. The IT and software area has fast innovation cycles and high test requirements. Atos Origin has a great experience in implementing IT processes efficiently and has already proved it with our German colleagues from E-plus. As a result, BASE can keep up the speed, get more flexibility, securing and continuously improving time to market for new services. The yearly cost reduction can also be re-invested in our growth. Another key factor in our final decision is that Atos Origin is a responsible employer. In the negotiation we have reached agreements for our IT-employees, who will keep evolving in a challenging IT environment."

"We are delighted that BASE has appointed Atos Origin as its strategic IT partner. With our global expertise in the outsourcing field and Telco market, Atos Origin will create a solid basis for BASE, allowing the company to adapt to the fast changes in its business requirements." said Tonny Vanderhoven, Consulting & Systems Integration Director at Atos Origin in Belgium. " I would also like to welcome our new colleagues who will surely bring us their proven IT strengths. I am convinced that Atos Origin will give them new career opportunities, enthusiasm, conviviality and team-spirit."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

About BASE

BASE n.v./s.a. is a wholly-owned subsidiary of KPN Mobile N.V., the mobiles division of Koninklijke KPN N.V. KPN provides mobile voice and data services in Germany (E-Plus), Belgium (BASE) and the Netherlands (KPN and Hi). At the end of the third quarter of 2005, BASE had approx. 554 employees, with a market share of over 19%. In 2004, BASE had annual turnover of €428 million. The company has its headquarters in Brussels, focuses on specific market sectors.

Press Contacts:

Atos Origin

Christelle Colin

+32 (0) 476/55 96 86

christelle.colin@atosorigin.com

José de Vries

+ 33 1 55 91 24 53

jose.devries@atosorigin.com

BASE
Bart Vandesompele
+32 (0) 485/20 02 01
bart.vandesompele@base.be

Atos Origin

PRESS RELEASE

Vodafone Spain selected Atos Origin to Implement a Virtual Private Network based on jNetX Technology

New service helps reduce voice call costs and increases efficient communication

Madrid, 12 December 2005 *- Atos Origin announced today that it has been selected by Vodafone Spain to design and implement its Virtual Private Network (VPN) service. The system is developed on jNetX technology, a JAIN™ SLEE-based next generation Intelligent Networks (IN). VPN allows Vodafone Spain to improve their service to corporate customers, optimizing development costs and time to market.*

The VPN service allows Vodafone Spain to offer a differentiated service to its customers. Among its advantages are the dialing using short numbers, special tariffs for calls of the Private Network numbers, effective control of the calls that can be made or received in the own network or roaming, invoicing associated to company cost centers, etc. All of these services apply to both calls between fixed and mobile telephones.

"Our long term cooperation with Vodafone Spain and knowledge on value added services deployment continues to bring successful, innovative results" stated Alicia Lancho, Account Director at Atos Origin. "The technology of our partner jNetX provides us with all of the carrier class and rich functional requirements needed for this type of advanced IN service."

"This is the fourth operator to select jNetX network service platform in the past month, clearly demonstrating an operator trend to move away from proprietary, monolithic IN platforms to programmable IT technologies like the JAIN SLEE which is well suited to run in the core network," said Gary Miles, CEO jNetX.

The VPN application uses the JAIN SLEE standards-based execution environments from jNetX. The jNetX JAIN SLEE includes a rich set of integrated voice and data APIs which are sanctioned by the 3GPP. This platform allows for the abstraction of network functionality by mapping complex network protocols into simple Java APIs and exposing these APIs into a carrier class, high available and high performance application server.
This technology frees operators to easily and cost effectively deploy new applications such as VPN, Prepaid, Call Capture, USSD services, etc.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Vodafone Spain

Vodafone Spain is part of the Vodafone Group, the world leader in mobile phone services, present in 27 countries and with agreements in a further 14 countries, throughout the five continents, which provides a complete range of mobile telecommunications services, including voice and data, to over 165 million customers. Vodafone Spain's over 11.8 million customers benefit from the experience and capacity of this world leader, helping its customers, individuals, businesses and communities to be better connected in the mobile world.

Vodafone is a global organisation, acknowledged all over the world for its service quality and product innovation. Vodafone's latest global 3G-service offering, Vodafone live! opens up a world of mobile communication in colour through photo and video messages, and also provides television, video-games, polyphonic and real music ringtones, news, e-mail, chat rooms, and location-based services. Vodafone live! It is available in 22 countries and has over 32.4 million active customers all over the world. For further information you can visit the Vodafone web site at: www.vodafone.es

About jNETx, Inc.

jNetX was founded in 2001 to capitalize on a dynamic emerging technology known as telecom middleware. The company's mission is to develop and market the key middleware components of truly programmable voice-data networks and to make these components pervasive throughout networks worldwide. jNetX's programmable intelligent network middleware components make it possible for carriers and service providers to cut sharply the time and costs of designing, testing, provisioning, and selling more revenue-generating, loyalty-enhancing services. Headquartered in Dallas, Texas, in the United States, jNetX also has offices in Moscow, Singapore, and Sophia Antipolis, France. More information is available at www.jNetX.com.

Atos Origin

For more information:

Atos Origin Spain

Antonio Ferreiro

Tel. + 34 91 440 88 00

antonio.ferreiro@atosorigin.com

jNetX
Matthieu Loreille
Tel : +33 4 92 94 24 42
mloreille@jnetx.com

Atos Origin

PRESS RELEASE

Hosted MVNO Services Launched by CDRator and Atos Origin

Joint efforts already resulted in successful launch of Simyo, KPN's mobile brand

Paris, 16 December 2005 - *Atos Origin, an international IT services company, and CDRator, a provider of an integrated Business Support System (BSS) for telecom companies, have partnered to offer hosted BSS services to telecoms service providers. The global partnership means that Atos Origin will offer CDRator's integrated BSS - an all-in-one package for billing, customer care and business management - as a hosted service to its clients and prospects, particularly those in the emerging Mobile Virtual Network Operator (MVNO) market.*

Atos Origin and CDRator have collaborated together before, most recently on a Netherlands-based project for KPN Mobile - Simyo* - launched in September to the Dutch market. Simyo is KPN's mobile brand with a 'no nonsense' concept aimed at people that would like to call and SMS at low tariffs without any obligations of subscriptions fee. Atos Origin, as KPN's preferred IT partner, managed the complete IT project for which it chose CDRator's hosted solution. Atos Origin's services included: consulting services, business analysis and process modeling, design and integration of IT architecture and process architecture.

Cees de Jong, Senior Vice President, Global Telecom Market at Atos Origin said: "The Simyo project showed us the potential of a partnership with CDRator. Simyo was implemented in record time of three months thanks to the effective work of flexible CDRator and Atos Origin team members, to the complete satisfaction of KPN Mobile. CDRator is an innovative organization with an excellent track record in the European MVNO industry and together we will offer our existing and new customers a competitive proposition."

Jesper Philipp, CEO of CDRator, concluded: "We believe Atos Origin has excellent in-depth knowledge of the European telecoms market and its consult-build-operate approach and geographical reach complements our specialist knowledge of this market. We feel that this partnership will prove to be highly productive and reinforces our market presence in the MVNO and Service Provider domain. MVNO's that are already using the solution are among others Debitel, EasyMobile and Telmore."

Atos Origin

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

* Simyo was introduced in the Netherlands after former successful implementation in Germany and Belgium by KPN's daughters E-Plus and BASE.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About CDRator

CDRator provides an integrated billing- and CRM platform, especially developed and designed for 3rd generation telecom service providers. The platform, called Rator offers an all-in-one package for billing, customer care and business management, targeting Mobile, Fixed Line, VoIP and Internet service providers. CDRator provides an integrated system that provides flexibility, scalability, is business oriented and supports the complete workflow. The unique architecture and Rator business model has been developed to ensure easy extension of new features and services that will meet the requirements of the clients. Rator is one of the most feature rich platforms in the billing industry. CDRator focuses on delivering on time, high quality solutions, tailoring Rator to support each individual customers business requirements. The Rator platform is in operation today at more than 20 branded service providers in 8 countries, supporting millions of subscribers. For more information, visit www.cdrator.com

For more information, please contact:

CDRator

Jesper Philipp

+ 45 70 251 411

jp@cdrator.com

Atos Origin

José de Vries

+ 33 1 55 91 24 53

jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Enables Real-Time Communication

ACTIS AS2 Connector integrates all business partners in business processes at low costs

Stuttgart, 19 December 2005 - *Atos Origin, a leading international IT services provider, supports companies in optimising internal and cross-company business processes through the technical integration of data, systems and applications using the ACTIS Integration Suite. The Atos Origin solution 'ACTIS AS2 Connector' implements the EDIINT Applicability Statement 2 (AS2) protocol allowing companies to exchange business messages securely in any format according to this protocol formatting and transfer guidelines, thus fulfilling business partners' AS2 requirements.*

The EDIINT AS2 (Applicability Statement 2) international communications standard developed by the Internet Engineering Task Force (IETF) specifies the method for secure, reliable and inexpensive data transfer over the internet, along with data validation and delivery confirmation without the use of third party networks. The data are usually Electronic Data Interchange (EDI) messages. AS2 generates "envelopes" for these messages, allowing them to be sent securely over the internet. Security is ensured through digital signatures and encryption. The delivery of each message sent is confirmed. The EDIINT AS2 protocol can be integrated seamlessly into the existing EDI infrastructure.

Through the implementation of this standard, Atos Origin solution ACTIS AS2 Connector allows companies to exchange business messages securely through digital certificates and encryption, to clearly identify the sender and ensure data integrity. Messages and processing steps are monitored and logged in the ACTIS Integration Manager.

"This allows companies to benefit from significant cost-saving opportunities, as messages can be sent directly over the internet instead of via value-added networks. Volume-related costs no longer apply," says Frank Schmidt, Vice President Solutions at Atos Origin, of the advantages.

ACTIS integration solutions unite methods, technologies and products for the development, implementation and application of premium-quality B2B integration solutions. Over 1,500 customer solutions have already been implemented globally using ACTIS products, particularly in the automobile sector. ACTIS advises leading OEMs such as BMW, General Motors, Toyota and Porsche, as well as over 50% of Europe's top 30

first tier suppliers, thus proving its position as market leader in the European automobile sector.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contact
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email : nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

Total E&P Awards Atos Origin Applications Maintenance Contract for Seismic Software

Paris, 19 December, 2005 *- Total, the world's fourth-largest oil and gas company, has awarded Atos Origin a contract to provide applications maintenance services for the software used in the Exploration & Production business to process seismic and deep-imaging data, as well as global user support services.*

The two-year, renewable contract covers seismic interpretation, seismic processing and deep imaging, representing several dozen applications, more than a million lines of code to maintain and several hundred users requiring support worldwide.

Total has exploration and production operations in 44 countries, with E&P teams continuously analyzing sedimentary basins worldwide. Total E&P was therefore seeking a single service provider to manage applications maintenance and provide user support. The resultant optimization will enhance application management and functional follow-up, as well as enable the more efficient management and reduction of maintenance costs.

Atos Origin's technical proficiency in information services and its knowledge and understanding of oil exploration and production businesses have made it a preferred partner to support Total E&P outside France while delivering superior service over the long term.

Atos Origin has been selected by Total E&P to deploy this strategic project because the proposed solutions offer end-to-end control over the application base.

About Total

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total's activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company's website: www.total.com

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:

Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

PRESS RELEASE

Atos Origin chosen by Carte Bleue to run its prepaid gift card platform

Paris, 20 December 2005 - *Atos Worldline, an Atos Origin company, has been selected by Carte Bleue to implement the technical management and operating platform for its new prepaid gift card offer. The management solution set up by Atos Worldline for prepaid accounts enables the banking player to provide a targeted response to the needs of its client banks by offering them an innovative and complete turnkey service offer with great competitive advantages.*

The gift card concept has already demonstrated its worth, particularly in the United States, and Carte Bleue has shown it to be a product that generates added value for banks that issue these cards as well as being a relationship and loyalty tool. The advantage for end users is a gift that stands out from gift vouchers, as it can be personalised and has symbolic and aesthetic qualities (customisable look, etc).

Carte Bleue chose Atos Worldline to design and implement the technical platform for its new prepaid gift card offer. The platform it has designed fully covers all gift card functions: full management of the card's life cycle, national or international payments and withdrawals, virtual wallets, multi-channel cardholder self-care (on-line services, SMS, interactive voice server and call centre), customer care, billing and reporting.

The Atos Worldline platform was implemented in less than 6 months and is designed for any kind of prepaid card: strip, chip, divisible or not, rechargeable or not, accepted both internationally and nationally or on an open or closed network.

The Atos Worldline platform has helped Carte Bleue with the project to develop its gift card offer, particularly by making it accepted on the entire Visa network (international, internet, etc) with the possibility of making withdrawals and recharging. Atos Worldline will also assist the banking player in creating other versions of the product (young person's card, cash transfer card, travel card, sponsorship card, etc).

"For the commercial launch of a product offered to such a wide target market, we needed the help of a partner we could trust, with solid experience in e-banking," said Frédéric Toumelin, Marketing and Development Manager at Carte Bleue. *"This project was set up as part of the Carte Bleue Visa range and will revolutionise the gift market in France. Atos*

Atos Origin

Origin has worked with us efficiently and met the very tight launch deadline we set so as not to miss out on the Christmas holiday period."

"Atos Worldline, already operator of international and national Visa payment for authorisation and clearance systems thus extends its partnership with Carte Bleue. The prepaid gift card technical platform it has set up will help Carte Bleue implement and deploy this new offer", said Pascal Dehaussy, Banking, Finance and Insurance Manager at Atos Worldline.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,500 employees in Europe and has an annual turnover of €400 million.

Press Contact:
Emilie Moreau
Tel: 00 33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin and Gasunie Trade & Supply sign 11 million euro IT outsourcing contract

Utrecht, 20 December 2005 *- Atos Origin and Gasunie Trade & Supply have signed an outsourcing agreement for the entire IT infrastructure of the international gas supplier. Atos Origin will be responsible for the management of the network environment and server infrastructure, desktop management and support for Gasunie Trade & Supply's trading centre. The agreement will run for three years, and represents a contract value of 11 million euro.*

On 1 July 2005, N.V. Nederlandse Gasunie was split up into two independent companies: the gas-shipping firm N.V. Nederlandse Gasunie, and the company buying and selling natural gas, Gasunie Trade & Supply. With the split-up, a need arose to have its own IT infrastructure, and Gasunie Trade & Supply decided to outsource its management to Atos Origin. By so doing, the energy company will be better able to focus on its core activity – buying and selling natural gas at home and abroad – and repositioning itself in the highly competitive European energy market.

"Gasunie Trade & Supply is a leading supplier of natural gas, and one of Europe's largest suppliers of related services. One major strategic goal will be to continue investing in the company as a leading European supplier of natural gas, paying special attention to safety, the environment and sustainability", says Johan Stäbler, CIO at Gasunie Trade & Supply. "By collaborating with Atos Origin, we are in a position to focus on our own business and on strengthening our position in the European energy market."

Malko Swelheim, Client Manager Oil & Gas at Atos Origin, is proud with the trust placed in Atos Origin by Gasunie Trade & Supply by handing over responsibility for its entire IT infrastructure to them. "Thanks to this strategic agreement, the energy company can now concentrate fully on repositioning itself as a leading player on the European energy market. We are very confident that we will be able to make a valuable contribution to this."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos

Atos Origin

Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About Gasunie Trade & Supply

Gasunie Trade & Supply is an international company trading in natural gas. It operates on the European energy market and has the Netherlands as its domestic market, where it accounts for a major share of the national energy supply. Gasunie Trade & Supply exports natural gas to six other European countries and is the second largest exporter in Europe in volume terms (after Russia's Gazprom). Gasunie Trade & Supply is conscious of the need for sustainable development and the transition to non-fossil fuels, and is therefore helping both its own customers and society at large to make effective progress in this direction, through advice and practical measures. Gasunie Trade & Supply's shareholders are the State of the Netherlands (via the Ministry of Economic Affairs and Energie Beheer Nederland), which holds a 50% stake, and Shell and Esso, which hold 25% each. For more information, please visit www.gasuniegas.nl

For more information, please contact:

Atos Origin

Marianne Hewlett	José de Vries
+ 31 30 299 5006	+ 33 1 55 91 24 53
marianne.hewlett@atosorigin.com	jose.devries@atosorigin.com

Gasunie Trade & Supply
Ben Warner
+ 31 50 364 88 10
ben.warner@gasuniegas.nl

Atos Origin

PRESS RELEASE

Torino 2006 Olympic Winter Games Final Gate successfully passed by Atos Origin

***Paris, 21 December 2005** - Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced the successful completion of the second and final technical rehearsal for the Torino 2006 Olympic Winter Games. The rehearsal simulated the three busiest days of the Games, testing 500 different scenarios including hardware failures, security attacks, staffing issues, competition postponement, etc. This key final testing phase in the preparation for the Games is designed to ensure the readiness of staff, technology and procedures before starting the countdown to the Games which start on February 10th.*

The week-long technical rehearsals finished on 16 December, were carried out by a 720 strong team, and were led by the Torino 2006 Organising Committee for the Olympic Games and Atos Origin. The testing exercise simulated the three busiest days of the Games (February 15-16-17) and covered the IT systems, communication, sports, security, venue management and press operations to ensure that all staff, technology and procedures are in place in order to respond to any situation at Games times.

Scenarios were set by a shadow team of 39 officials who then assessed the response of the operating team. They included: hardware failures, software bugs, sport changes, users' complaints, staffing problems, security attacks, network breaks, power outages. All of the exactly 500 scenarios played have been kept totally secret from the operations team.

Testing took place across 23 venues, both in city and in mountains, and involved all the 15 sports. All the competitions were simulated from the real venues, enabling to exercise on the Games infrastructure, and in real Games environmental conditions.

Representatives from the media and sports participated in the trial, using the Atos Origin applications as they would do during the Games, including:

- the Commentator Information System (CIS), a browser-based application that displays results a fraction of a second after the event on touch-screen PCs at the venue broadcast sites ;
- INFO2006, an Intranet that will provide information to accredited media and the Olympic Family of athletes and IOC officials.

Atos Origin

The rehearsal was the final major testing phase in the run-up to the Games. Last October, the first technical rehearsal was completed successfully, with IT systems functioning as expected. The results of the first rehearsal were fed into the final tests, which were completed on 16 December.

"The preparation by the Torino 2006 Organising Committee and Atos Origin for this second technical rehearsal was outstanding," commented Jean-Benoît Gauthier, Director of Technology for the International Olympic Committee (IOC). *" The cumulated experience of Atos Origin played a key role in getting ready for this crucial technology milestone".*

"The second set of technical rehearsals test several scenarios that might occur during the Games. Lessons learnt from the first technical rehearsal last October and previous Games experience really helped the team perform successfully. I am confident that we are now well prepared for the Torino 2006 Olympic Winter Games" said Patrick Adiba, Atos Origin Executive Vice President Olympics and Major Events.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, under TOROC Technology Department supervision, Atos Origin, as the lead systems integrator, is managing a consortium of more than 10 technology partners and suppliers.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com
Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Atos Origin

Paris, on 23 November 2005

DECLARATION OF SHARE TRANSFER
MADE BY BOARD MEMBERS OF ATOS ORIGIN

Atos Origin
A French company with a Management Board and a Supervisory Board
Headquarters : 18 avenue d'Alsace – Paris La Défense – 92400 Courbevoie (France)
Registered in Nanterre under number 323 623 603
With a new share capital of 67,330,266 Euros

Name / Title of the officer	Giovanni LINARI
Description of the security	Shares
Nature of the transaction	Purchase of 6,000 shares
Date and place of transaction	Subscription as of 21/11/2005 - Euronext Paris
Price per unit	55,80 euros
Amount of transaction	334.800,00 euros (i.e. price per unit multiplied by number of shares)

Paris, 13 December 2005

DECLARATION OF SHARE TRANSFER
MADE BY BOARD MEMBERS OF ATOS ORIGIN

Atos Origin
A French company with a Management Board and a Supervisory Board
Headquarters : 18 avenue d'Alsace – Paris La Défense – 92400 Courbevoie (France)
Registered in Nanterre under number 323 623 603
With a new share capital of 67,330,266 Euros

Name / Title of the officer	Xavier FLINOIS – MB member
Description of the security	Shares
Nature of the transaction	Purchase of 1,500 shares
Date and place of transaction	12/12/2005 - Euronext Paris
Price per unit	57.39684 euros
Amount of transaction	86,095.26 euros